EXHIBIT 99.2

Consolidated Financial Statements

December 31, 2011
(Stated in United States Dollars)

TABLE OF CONTENTS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION	-5-

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)	-6-

CONSOLIDATED STATEMENTS OF CASH FLOWS	-7-

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY	-8-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS AND GOING CONCERN	- 9 -
2. BASIS OF PREPARATION	- 10 -
3. SIGNIFICANT ACCOUNTING POLICIES	- 10 -
4. ACQUISITION OF CRESTON MOLY CORPORATION	- 22 -
5. INVENTORIES	- 23 -
6. TRADE AND OTHER RECEIVABLES	- 23 -
7. ENVIRONMENTAL / LAND RECLAMATION BONDS	- 23 -
8. MINERAL PROPERTIES, PLANT AND EQUIPMENT	- 24 -
9. NET PROCEEDS INTEREST	- 24 -
10. CONTINGENT LIABILITY	- 25 -
11. LONG TERM DEBT	- 25 -
12. DERIVATIVE INSTRUMENTS	- 27 -
13. SHARE PURCHASE WARRANTS ISSUED WITH CANADIAN DOLLAR EXERCISE PRICES	- 29 -
14. PROJECT FINANCING	- 29 -
15. EQUIPMENT LOANS	- 30 -
16. PROVISION FOR SITE RECLAMATION AND CLOSURE	- 30 -
17. TRADE AND OTHER PAYABLES	- 31 -
18. DEFERRED REVENUE	- 31 -
19. COMMON SHARES, SHARE PURCHASE WARRANTS AND STOCK OPTIONS	- 32 -
20. RELATED PARTY TRANSACTIONS	- 36 -
21. INCOME TAXES	- 37 -
22. FINANCIAL INSTRUMENTS	- 39 -
23. CAPITAL MANAGEMENT	- 43 -
24. OPERATING SEGMENTS	- 43 -
25. EVENTS AFTER THE REPORTING PERIOD	- 44 -
26. TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS	- 44 -

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax(604) 691-3031 Internetwww.kpmg.ca

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Mercator Minerals Ltd.

We have audited the accompanying consolidated financial statements of Mercator Minerals Ltd., which comprise the consolidated statements of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010, the consolidated statements of comprehensive income (loss), changes in shareholders’ equity and cash flows for the years ended December 31, 2011 and December 31, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Mercator Minerals Ltd. as at as at December 31, 2011, December 31, 2010 and January 1, 2010, and its consolidated financial performance and its consolidated cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as adopted by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describes that the Company’s current liabilities at December 31, 2011 exceeded its current assets by $116.3 million. The working capital deficiency is due in part to overdue accounts payable totaling $20.8 million.  The working capital deficiency is also due in part to the non-current portion of certain of the Company’s debt arrangements aggregating $106.2 million being classified within current liabilities as a result of covenant breaches, for which the Company has obtained waivers from the respective lending institutions subsequent to year end. These conditions, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty that casts substantial doubt about the Company’s ability to continue as a going concern.

Chartered Accountants

March 30, 2012
Vancouver, Canada

Managements’ Responsibility for Financial Reporting

The consolidated financial statements of Mercator Minerals Ltd. (the “Company”) consisting of the consolidated statements of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010, the consolidated statements of comprehensive income, the consolidated statements of cash flows, and the consolidated statements of changes in shareholders’ equity for the years ended December 31, 2011 and 2010 are the responsibility of the Company’s management. The consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with International Financial Reporting Standards applicable to the preparation of annual financial statements and IFRS1, First-time Adoption of International Financial Reporting Standards.

Approved by:

(signed) Bruce McLeod                                        (signed) Mark Distler
Chief Executive Officer         Chief Financial Officer
March 30, 2012                                                       March 30, 2012

Mercator Minerals Ltd.
Consolidated Statements of Financial Position
(Stated in Thousands of United States Dollars)

	December 31, 2011	December 31, 2010	January 1, 2010
Assets		(note 26)	(note 26)
Current Assets
Cash and cash equivalents	$25,324	$36,156	$62,185
Restricted cash (notes 10 and 11)	17,566	10,000	–
Accounts receivable (note 6)	13,347	22,271	7,622
Inventories (note 5)	18,888	20,852	21,238
Prepaid expenses	1,843	1,794	1,011
Income taxes recoverable	–	2,174	5,608
Marketable securities	–	683	299
Total Current Assets	76,968	93,930	97,963

Mineral properties, plant and equipment (note 8)	532,448	325,218	277,262
Environmental/Land Reclamation bonds (note 7)	3,528	3,502	3,458
Deferred income tax asset	–	–	1,363
Total Assets	$612,944	$422,650	$380,046

Liabilities and Equity
Current Liabilities
Accounts payable and accrued liabilities (note 17)	$49,472	$21,459	$17,897
Long term debt (notes 1 and 11)	107,444	19,048	30,000
Derivative liabilities (note 12)	11,410	40,232	–
Project financing (notes 1 and 14)	18,636	19,796	–
Equipment loans (notes 1 and 15)	4,136	2,095	3,220
Net proceeds interest (note 9)	–	293	–
Deferred revenue (note 18)	2,197	987	1,172
Total Current Liabilities	193,295	103,910	52,289
Non-Current Liabilities
Long-term debt (notes 1 and 11)	24,266	105,740	81,149
Derivative liabilities (note 12)	28,601	71,637	–
Equipment loans (notes 1 and 15)	–	3,966	4,438
Share purchase warrants (note 13)	10,902	51,961	29,373
Net proceeds interest (note 9)	–	905	1,077
Provision for site reclamation and closure (note 16)	10,802	7,436	6,606
Deferred revenue (note 18)	35,727	39,162	40,436
Deferred tax liability (note 21)	16,097	-	–
Total Liabilities	319,690	384,717	215,368

Equity
Share capital (note 19)	395,025	235,062	225,843
Share-based payments reserve	31,582	27,767	24,892
Accumulated other comprehensive income	(26)	384	-
Deficit	(133,327)	(225,280)	(86,057)
Total Equity	293,254	37,933	164,678
Total Liabilities and Equity	$612,944	$422,650	$380,046

Nature of business and going concern (note 1)
Commitments and contingencies (notes 10, 11, 12, 13, 14, 15 and 16)
Events after the Reporting Period (notes 11,14, 15, and 25)

Approved by the Board of Directors:

(signed) John Bowles	(signed) Stephen Quin

The accompanying notes are an integral part of these consolidated financial statements.

Mercator Minerals Ltd.
Consolidated Statements of Comprehensive Income (Loss)
(Stated in Thousands of United States Dollars, except per share amounts)
	Year Ended
	December 31, 2011	December 31, 2010
		(note 26)
Revenue
Copper revenue	$156,450	$109,323
Molybdenum revenue	101,525	70,323
Silver revenue	4,679	2,644
Other revenue	327	274
	262,981	182,564

Cost of sales
Mining and processing	148,976	102,153
Freight, smelting & refining	37,236	27,390
	186,212	129,543

Gross profit	76,769	53,021

Exploration expenditures	4,910	2,649
Administration	29,200	22,878
	34,110	25,527

Operating profit	42,659	27,494
Other income (expense)
Finance expense	(10,903)	(12,264)
Finance income	123	149
Loss on long-term debt extinguishment (note 11)	–	(13,549)
Realized gain on marketable securities	410	–
Realized loss on derivative liabilities (note 12)	(30,845)	(4,852)
Unrealized gain / (loss) on derivative instruments (note 12)	71,861	(111,870)
Unrealized gain / (loss) on share purchase warrants (note 13)	35,744	(23,528)
Foreign exchange income (loss)	1,367	902
Income (loss) before income taxes	110,416	(137,518)
Income taxes expense (note 21)
Current	2,628	345
Future	16,097	1,360
	18,725	1,705
Net income (loss) for the period	91,691	(139,223)

Other comprehensive income
Unrealized gain on marketable securities	–	384
Reclassification of gain on marketable securities	(410)	–
Total comprehensive income (loss) for the period	91,281	(138,839)

Deficit, beginning of period	(225,280)	(86,057)
Canceled options charged to accumulated deficit	262	-
Deficit, end of period	$(133,327)	$(225,280)

Net earnings (loss) per share (note 19):
Basic	$0.41	$(0.71)
Diluted	$0.23	$(0.71)

Weighted average number of shares outstanding:
Basic	225,420,765	195,127,862
Diluted	238,263,615	195,127,862 *

* used same shares as for Basic because this exercise would be antidilutive

The accompanying notes are an integral part of these consolidated financial statements.

Mercator Minerals Ltd.
Consolidated Statements of Cash Flows
(Stated in Thousands of United States Dollars)
	Year Ended
	December 31, 2011	December 31, 2010
		(note 26)
Cash provided by (used in)
Operating activities
Net income (loss) for the period	$91,691	$(139,223)
Adjustments for:
Unrealized (gain)/loss on derivative liabilities	(71,861)	111,870
Unrealized (gain)/loss on share purchase warrants	(35,744)	22,588
Reclassification of gain on marketable securities	(410)	–
Increase in other comprehensive income	(26)	–
Amortization and depreciation	14,684	11,679
Deferred revenue recognized during the period	(2,225)	(1,459)
Accretion of financing costs	2,011	2,507
Loss on long term debt extinguishment	–	13,549
Accretion of provision for site reclamation and closure	318	830
Share-based compensation	5,211	5,475
Accretion of net proceeds interest liability	–	121
Foreign Exchange gain on long term debt	(1,107)	–
Future tax asset (liability)	16,097	1,363
Finance expense, net of accretion	8,574	8,806
Finance income	(123)	(149)

Changes in non-cash operating working capital balances:
Accounts receivable	9,834	(14,649)
Inventories	1,964	386
Prepaid expenses	56	(783)
Income taxes recoverable	2,174	3,434
Accounts payable and accrued liabilities	22,511	3,653
Finance expense paid	(8,574)	(8,806)
Finance income received	123	149
Net cash from operations	55,178	21,341
Financing activities
Proceeds from long term debt	25,217	123,595
Long term debt payment	(19,048)	(126,000)
Restricted cash	(4,883)	(10,000)
Proceeds from share purchase warrants exercised	5,029	3,912
Proceeds from stock options exercised	1,495	2,707
Proceeds from project financing	521	19,692
Project financing payments	(1,831)	–
Proceeds from equipment financing	1,466	–
Transaction costs for Creston share issuance	(174)	–
Private placement proceeds-warrants	940	–
Private placement proceeds-shares	18,704	–
Transaction costs for private placement share issuance	(506)	–
Equipment loan payments	(3,391)	(1,597)
Net cash from financing activities	23,539	12,309
Investing activities
Acquisition of property, plant and equipment	(67,680)	(59,635)
Creston acquisition	(20,645)	–
Payment of net proceeds interest liability	(1,198)	–
Environmental land and reclamation bonds	(26)	(44)
Net cash used in investing activities	(89,549)	(59,679)

Decrease in cash and cash equivalents	(10,832)	(26,029)
Cash and cash equivalents, beginning of period	36,156	62,185
Cash and cash equivalents, end of period	$25,324	$36,156

The accompanying notes are an integral part of these consolidated financial statements.

Mercator Minerals Ltd.
Consolidated Statements of Chanages in Shareholders' Equity
(Stated in Thousands of United States Dollars)

	Number of Common Shares	Share Capital	Share-based payments reserve	Accumulated Other Comprehensive Income	Deficit	Total Equity
Balance at January 1, 2010	193,704,778	$225,843	$24,892	$–	$(86,057)	$164,678
Net loss	–	–	–	–	(139,223)	(139,223)
Other comprehensive income	–	–	–	384	–	384
Share based payments expense	–	–	5,475	–	–	5,475
Issue of shares on exercise of share purchase warrants	1,935,366	3,907	(1,200)	–	–	2,707
Issue of shares on exercise of stock options	1,981,322	3,916	(1,400)	–	–	2,516
Fair value of warrants issued for private placements	–	1,396	–	–	–	1,396
Balance at December 31, 2010	197,621,466	$235,062	$27,767	$384	$(225,280)	$37,933
Net income	–	–	–	–	91,691	91,691
Reclassification of gain on marketable securities	–	–	–	(410)	–	(410)
Share based payments expense	–	–	5,211	–	–	5,211
Issue of shares on exercise of share purchase warrants	1,957,100	8,258	–	–	–	8,258
Issue of shares on exercise of share options	1,810,961	5,171	(3,676)	–	–	1,495
Issue of shares on exercise of broker share purchase warrants	3,144,297	9,095	(6,070)	–	–	3,025
Issuance of warrants and options on closing of Creston transaction	–	–	9,394	–	–	9,394
Issuance of shares on closing of Creston transaction	43,051,904	118,634	–	–	–	118,634
Reclassification of expired broker warrants	–	782	(782)	–	–	–
Reclassification of fair value of options expired after vesting	–	–	(262)	–	262	–
Issuance of shares from private placement	11,428,572	18,704	–	–	–	18,704
Share issue costs	–	(681)	–	–	–	(681)
Balance at December 31, 2011	259,014,300	$395,025	$31,582	$(26)	$(133,327)	$293,255

The accompanying notes are an integral part of these consolidated financial statements.

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
Year ended December 31, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

1.	Nature of Business and Going Concern

Mercator Minerals Ltd. is a natural resource company engaged in the mining, development and exploration of its mineral properties in the United States of America and Mexico. The Company’s principal assets are its 100% owned Mineral Park mine (“Mineral Park Mine”), a producing copper/molybdenum mine located near Kingman, Arizona, its 100% owned El Pilar (“El Pilar”) copper exploration and development project located in Northern Mexico and its 100% owned Creston Moly Corporation (“Creston”) (Note 4) molybdenum exploration and development project (“El Creston project”) located in Northern Mexico.

The Company acquired 100% of the shares of Mineral Park Inc. (“MPI”) which holds the Mineral Park Mine from Equatorial Mining North America, Inc. (“EMNA”) in 2003. El Pilar was acquired in 2009, through the acquisition of Stingray Copper Inc. The El Creston project was acquired in 2011, through the acquisition of Creston (Note 4).

The Company had net income of $91.7 million for the year ended December 31, 2011 (2010 – net loss of $139.2 million), and as at December 31, 2011, had an accumulated deficit of $133.3 million (December 31, 2010- $225.3 million, January 1, 2010 – $86.1 million) and working capital deficiency of $116.3 million (December 31, 2010 - working capital deficiency of $10.0 million, January 1, 2010 – working capital of $45.7 million).

In finalizing the consolidated financial statements, the Company determined that it had breached certain of its covenants under each of its Credit Facilities (note 11), Project Financing (note 14) and Equipment Loans (note 15) as at December 31, 2011. Therefore, the working capital deficiency at December 31, 2011 includes $88.4 million (Credit Facilities), $15.7 million (Project Financing), and $2.1 million (Equipment Loans) for the non-current portions of these debt arrangements that were required to be classified within current liabilities as at December 31, 2011. The Company has subsequently obtained the required waivers from the lending institutions under its Credit Facilities and Project Financing and is no longer in breach of these debt arrangements.

The working capital deficiency at December 31, 2011 also includes certain overdue accounts payable totaling $20.8 million. During 2011, the Company experienced a delay in completion of the Phase 2 expansion at Mineral Park Mine and incurred costs in excess of the planned capital project costs. This resulted in a delay in achieving the expected incremental increase in sales and resulted in an increase in overdue accounts payable. Management has had discussions with certain vendors and has verbally agreed to suitable payment arrangements with respect to the overdue amounts. Management anticipates the incremental increase in sales revenue from the Phase 2 expansion to generate sufficient cash flow to become current with all vendors by the third quarter of 2012.  There can be no assurances the Company will be able to meet its planned operating results or that the Company’s vendors will not demand repayment of the overdue amounts.

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  However, the uncertainty with respect to the Company’s ability to meet its operating objectives and settle the Company’s liabilities including the overdue accounts payable casts substantial doubt about the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern and realize on its investments in its mineral properties and mining assets, as well as meet its liabilities including the overdue vendor accounts, will be dependent upon the existence of mineral resources and on future profitable production or proceeds from the disposition of the mineral resources.  There can be no assurances the Company will be able to meet its planned business objectives and continue as a going concern. If the going concern assumption were not appropriate for these financial statements then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenue and expenses and the statement of financial position classifications used.

The Company’s activities have been financed to date through the sale and issuance of shares and other securities by way of private placements, commercial financing arrangements, and cash flow from operations at the Mineral Park Mine.

Management anticipates that the Company will be able to raise additional financing through equity or debt financings to further its capital development programs related to its El Pilar and El Creston mineral properties, however there is no assurance that the Company will be able to obtain adequate funding on favourable terms.

The Company was incorporated in the Province of British Columbia under the name “Sultana Resources Corporation” by

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
Year ended December 31, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

registration of its Memorandum and Articles on March 5, 1984. The Company changed its name to “Silver Eagle Resources Ltd.” on May 31, 1988. On April 16, 1997, the Company was continued under the Yukon Business Corporations Act and became a Yukon corporation. On March 12, 2001, the Company changed its name to "Mercator Minerals Ltd." and consolidated its outstanding share capital on the basis of one (new) for five (old) shares. Effective April 7, 2005, the Company continued under the Business Corporations Act (British Columbia) with an authorized capital of an unlimited number of shares without par value and became a British Columbia corporation. The Company is listed for trading on the Toronto Stock Exchange. The registered office of the Company is located at Suite 1050, 625 Howe Street, Vancouver, B.C. Canada, V6C 2T6.

2.	Basis of Preparation

a)	Statement of Compliance

These consolidated financial statements were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. These are the Company’s first consolidated financial statements prepared in accordance with IFRS and IFRS 1, First-time Adoption of International Financial Reporting Standards, ("IFRS 1") has been applied.

Note 26 describes the effect of the transition to IFRS on the reported financial position, financial performance and cash flows of the Company.  Further, Note 26 presents IFRS information for the year ended December 31, 2010 that is material to the understanding of these consolidated financial statements.

These consolidated financial statements were approved by the board of directors and authorised for issue on March 30, 2012.

b)	Basis of Measurement

These consolidated financial statements have been prepared on the historical cost basis except for derivatives and certain other financial assets and liabilities which are measured at fair value.  In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

c)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its direct and indirect wholly owned subsidiaries Mercator Mineral Park Holdings Ltd., Mineral Park Inc., Mercator Minerals (Barbados) Ltd Mercator Minerals USA, Bluefish Energy Corporation (established August 17, 2010), Stingray Copper Inc., Minera Stingray S.A. de C.V. and Recursos Stingray de Cobre, S.A. de C.V and Creston Moly Corporation (subsequent to June 22, 2011- the acquisition date). Inter-company balances and transactions are eliminated upon consolidation.

Control exists where the parent entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are included in the consolidated financial report from the date control commences until the date control ceases.

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed below.

3.	Significant Accounting Policies

a)	Business Combinations

Business combinations occurring after January 1, 2010 are accounted for in accordance with the policy stated below.

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
Year ended December 31, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

Business combinations prior to this date have been accounted for in accordance with the Company’s previous policies under Canadian generally accepted accounting principles (“Canadian GAAP”) and have not been restated.

Business combinations are accounted for by applying the purchase method of accounting, whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) on the basis of fair value at the date of acquisition. Those mineral rights and other intangible assets that are able to be reliably valued are recognized in the assessment of fair values on acquisition. Other intangible assets, for which values cannot be reliably determined, are not recognized.

Transaction costs, other than those associated with the issue of debt or equity securities, that the Company incurs in connection with a business combination are expensed as incurred.

b)	Use of Estimates and Judgments

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. In particular, information about significant areas of estimation uncertainty considered by management in preparing the consolidated financial statements is described below.

Provision for site reclamation and closure
The Company recognizes liabilities for statutory, contractual, or constructive or legal obligations, including those associated with the reclamation of mineral properties and property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of its assets.

The Company assesses its provision for site reclamation and closure at each reporting date.  Significant estimates and assumptions are made in determining the provision for mine rehabilitation as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent and costs of rehabilitation activities, technological changes, regulatory changes, cost increases as compared to the inflation rates, and changes in discount rates. Those uncertainties may result in future actual expenditure differing from the amounts currently provided. The provision at the reporting date represents management’s best estimate of the present value of the future reclamation costs required. Changes to estimated future costs are recognized in the statement of financial position by either increasing or decreasing the site reclamation and closure liability and reclamation asset. Any reduction in the site reclamation liability and therefore any deduction from the reclamation asset may not exceed the carrying amount of that asset. If it does, any excess over the carrying value is recognized immediately in profit or loss for the period.

Mineral reserve and mineral resource estimates
Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its mineral reserves and mineral resources based on information compiled by Qualified Persons as defined by Canadian Securities Administrators National Instrument 43-101 Standards for Disclosure of Mineral Projects.  Such information includes geological data on the size, depth and shape of the mineral deposit, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade that comprise the mineral reserves. Changes in the mineral reserve or mineral resource estimates may impact upon the carrying value of exploration and evaluation assets, mineral properties, plant and equipment, provision for site reclamation and closure, recognition of deferred income tax assets, and depreciation and amortization charges.

Units-of-production depreciation
Estimated recoverable reserves are used in determining the depreciation and/or amortization of mine specific assets. This results in a depreciation / amortization charge proportional to the depletion of the anticipated remaining life of mine production. Each item’s life, which is assessed annually, has regard to both its physical life limitations and to present

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
Year ended December 31, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

assessments of economically recoverable reserves of the mine property at which the asset is located. These calculations require the use of estimates and assumptions, including the amount of recoverable reserves and estimates of future capital expenditure. Changes are accounted for prospectively.

Derivative liabilities
In connection with the closing of certain credit facilities (Note 11), the Company entered into forward sales of copper and interest rate swap contracts. The fair value of the copper forward contracts will fluctuate until their respective maturities in response to fluctuation in market prices of copper, interest rates and the Company’s own credit risk. The fair value of the interest rate swap contracts will fluctuate based on changes in LIBOR and the Company’s own credit risk. Actual results can differ from estimates made by management and may have a material impact on the Company’s financial statements.

Share purchase warrants
In connection with the closing of previous equity financing, the Company has issued units consisting of share capital and share purchase warrants. These share purchase warrants are classified as financial liabilities and are measured at fair value through profit or loss. The fair value of these instruments is subject to change based on the fluctuation in the market value of the Company’s share purchase warrants which is impacted by the Company’s share price and foreign exchange rates.

Accounting for shared-based payments
The Company grants share-based awards, including options, to directors, officers and employees of the Company and to non-employees providing services to the Company.  Compensation expense is determined based on estimated fair values of all share-based awards at the date of grant calculated using a Black-Scholes option pricing model. Total compensation expense for each award is amortized over the vesting period, taking into consideration management’s best estimate of awards which are expected to vest.  The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and the expected life of the option.  Changes in these input assumptions or management’s estimate of the number of awards which will ultimately vest, may significantly affect the amount of non-cash share-based payments recorded.

c)	Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash on hand in highly liquid investments and short-term deposits. The Company considers short-term deposits to include amounts held in banks and highly liquid investments with maturities at the date of purchase of less than 90 days.

d)	Inventories

i.	Production inventories

As described below, costs that are incurred in or benefit the productive process are accumulated as ore on leach dumps and in-process inventories. Ore on leach dumps and in-process inventories are carried at the lower of average cost or net realizable value. Average cost is based on the costs incurred in the last month of the reporting period divided by the production volumes in the last month of the reporting period. Major cost components include mining, processing, solvent extraction/electrowinning, laboratory, site administrative and depletion, depreciation and amortization costs. Net realizable value represents the estimated future sales price of the product based on prevailing and long-term metals prices or as determined in long term sales contracts, less the estimated costs to complete production and bring the product to sale. Write-downs of ore on leach dumps and in-process inventories resulting from net realizable value impairments are reported as a component of Mining and Processing Costs on the consolidated statements of comprehensive income (loss).

Inventory on the balance sheet includes both the current portion of ore on leach dumps and in-process inventories consisting of amounts expected to be processed and sold within the twelve-month period ended December 31, 2012 as well as ore on leach dumps inventories not expected to be processed within the next 12 months. The major classifications are as follows:

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
Year ended December 31, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

Ore on leach dump
The quantity of material in ore on the leach dump is based on surveyed volumes of previously mined material. Sampling and assaying of blast-hole cuttings determined the original estimated amount of copper contained in the material delivered to the leach dump. Expected copper recovery rates are determined using small-scale laboratory tests, small and large-scale column testing (which simulates the production-scale process), historical trends and other factors, including mineralogy of the ore and rock type. Copper contained in the leach dump is reduced as dumps are leached, the leach solution is fed to the solvent extraction – electro-winning (SX-EW) process, and copper cathodes are produced. The ultimate recovery of copper contained in leach dumps can vary from a very low percentage to over 90 percent depending on several variables, including type of processing, and mineralogy. As at December 31, 2011, the current recovery rate of copper has been estimated at 70% (December 31, 2010 – 70%; January 1, 2010 – 70%).

In-process inventories
In-process concentrate inventories represent copper and molybdenum contained in the coarse ore stockpile at the beginning of the milling process and thickeners at the terminus of the milling plant. In-process inventory is calculated based on measured volumes, solids density, and assay grade. Cost of in-process concentrate inventories include mining costs, mill cost, and applicable site administration, and depreciation relating to the process facilities incurred to that point in the process.

In-process cathode inventories represent copper plated to cathode in the tank house that has not been harvested.  Associated costs include costs transferred from leach pad and cost of ore from the leach pad and the cost of processing at the SX-EW plant.

Concentrate inventory
Copper, molybdenum and silver contained in saleable concentrates are valued based on the lower of average cost or net realizable value. Net realizable value equals the market price of the metal less the freight, smelting and refining costs associated with delivery of concentrate to the customer. Costs include mining, milling, concentrating, applicable site administration, and depreciation related to the assets utilized to convert the ore to concentrate.

Mine stripping costs
The costs of removing overburden and waste materials (“stripping costs”) after production begins are variable production costs that are included in the costs of the inventory during the period that the stripping costs are incurred unless the stripping activity can be shown to be a betterment of the mineral property, in which case stripping costs are capitalized. Capitalized stripping costs are amortized over the reserves that directly benefit from the stripping activity.

ii.	Supplies inventory

Supplies inventory is stated at the lower of average cost or net realizable value. Cost includes acquisition, freight, and other directly attributable costs. Net realizable value is estimated as replacement cost. Supplies inventory includes cost of consumables used in operations such as fuel, grinding material, chemicals, and spare parts. Major spare parts and standby equipment are included in property, plant, and equipment when they are expected to be used during more than one period and if they can only be used in connection with an item of property, plant, and equipment.

Previous write-downs to net realizable value may be reversed when there is a subsequent increase in the net realizable value of the inventory.

e)	Mineral Properties, Plant and Equipment

Construction in progress
Mineral property development commences when approved by Management and when the Company has obtained all regulatory permissions to proceed. Mine development expenditures comprised of additional processing equipment and the installation of power generating equipment at Mineral Park Mine are capitalized and classified as Construction in Progress. Once a mineral property is ready for commercial production, all applicable assets related to the development are reclassified to Mineral Properties or Plant and Equipment.

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
Year ended December 31, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

Mineral properties
Mineral properties are stated at cost less accumulated amortization and accumulated impairment charges. The costs associated with mineral properties include direct costs, acquired interests in production, development and exploration stage properties representing the fair value at the time they were acquired. Mineral properties include the capitalized costs of associated mineral properties after acquisition of the land. These include costs incurred during the development of a mineral property and the deferred stripping costs after the commencement of production. Mineral properties are classified as ‘depletable’, ‘non-depletable’ or ‘deferred stripping costs’ according to the production stage of the project. Upon sale or abandonment of mineral properties, the cost and related accumulated depreciation, are written off and any gains or losses thereon are included in profit or loss for the period.

Plant and equipment
Plant and equipment are measured at cost less accumulated depreciation, depletion and accumulated impairment losses.  Cost includes the purchase price, any costs directly attributable to bringing plant and equipment to the location and condition necessary for it to be capable of operating in the manner intended by management and the estimated close down and restoration costs associated with dismantling and removing the asset. Upon sale or abandonment of any Plant and Equipment, the cost and related accumulated depreciation, are written off and any gains or losses thereon are recognized within other income and included in profit or loss for the period.

Subsequent costs
The cost of replacing a component of an item of plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced component is derecognized. Maintenance and repairs of a routine nature are charged to operations as incurred.

Depreciation of mineral property, plant and equipment
The carrying amounts of mineral property, plant and equipment are depreciated to their estimated residual value over the estimated economic life of the specific assets to which they relate, or using the straight-line method over their estimated useful lives indicated below. When parts of an item of plant and equipment have different useful lives, they are accounted for as separate items (major components) of plant and equipment.

Estimates of residual values and useful lives are reassessed annually and adjusted if required. Depreciation commences on the date the asset is available for use. Depreciation policies for the Company’s property, plant and equipment are as follows:

•	Construction in Progress – not depreciated;
•	Depletable mineral properties - unit of production basis over the estimated life of mine;
•	Non-Depletable mineral properties - not depreciated;
•	Deferred Stripping - unit of production basis over the reserves that directly benefit from the stripping activity;
•	Mobile equipment – hours of consumption over estimated equipment operating hours; and
•	Plant and equipment - straight-line over estimated useful lives, ranging from 3 to 25 years, but not exceeding the expected life of mine.

As of December 31, 2011, the estimated remaining life of mine was 22 years. This estimate is based on the life of mine plan prepared by the Company, which, in turn, is based on the estimates of the reserves and updated, as necessary, for subsequent revisions and updates to the estimate made based on the results of actual production.

Exploration and evaluation costs
Exploration and evaluation expenditures comprise costs that are directly attributable to:

•	researching and analyzing existing exploration data;
•	conducting geological studies, exploratory drilling and sampling;
•	examining and testing extraction and treatment methods; and
•	activities in relation to evaluating the technical feasibility and commercial viability of extracting a mineral resource

Acquisition costs for exploration and evaluation stage properties are capitalized. Exploration and evaluation expenditures

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
Year ended December 31, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

incurred prior to the date of a positive economic analysis on a mineral property are expensed as incurred.

Subsequent to completion of a positive economic analysis on a mineral property, exploration and evaluation stage capitalized acquisition costs are reclassified to mineral property. Exploration and evaluation expenditures, including exploratory drilling and related expenditures are capitalized as mineral property in the accounting period the expenditure is incurred when management determines there is sufficient evidence that the expenditure will result in a future economic benefit to the Company. All other exploration and evaluation expenditures are expensed as incurred.

The carrying values of capitalized amounts are reviewed annually, or when indicators of impairment are present. In the case of undeveloped projects there may be only inferred resources to form a basis for the impairment review.  The review is based on the Company’s intentions for development of such a project.  If a project does not prove viable, all unrecoverable costs associated with the project are charged to profit or loss in the year in which the property becomes impaired.

Once management has determined that the development potential of the property is economically viable, the decision to proceed with development has been approved, and the necessary permits are in place for its development, the exploration asset is reclassified to “Mineral properties” within Property, Plant & Equipment.

Commercial production
Commercial production is deemed to have occurred when management determines that the operational commissioning of major mine and plant components is completed in accordance with how management intended, production volumes have reflected design capacity for a period of at least one month, and there are indicators that these operating results will continue.  Mineral Park Phase 1 achieved commercial production in April 2009.  Phase 1.5 achieved commercial production in February 2010.  The Phase 2 expansion achieved commercial production in September 2011.

f)	Impairment of Non-current Assets

At each reporting date, the Company reviews the carrying amounts of its non-current assets to determine whether there are any indications of impairment. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.

Where the asset does not generate cash flows that are independent with other assets, the Company estimates the recoverable amount of the cash generating unit (“CGU”) to which the asset belongs. The Company has determined that it has two CGUs. The recoverable amount is determined as the higher of fair value less direct costs to sell and the asset’s value in use. In assessing value in use, the estimated future cash flows are discounted to their present value. Estimated future cash flows are calculated using estimated recoverable reserves, estimated future commodity prices and the expected future operating and capital costs. The pre-tax discount rate applied to the estimated future cash flows reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If the carrying amount of an asset or CGU exceeds its recoverable amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognized as an expense in the consolidated statement of comprehensive income (loss).
Non-financial assets that have been impaired are tested for possible reversal of the impairment whenever events or changes in circumstance indicate that the impairment may have reversed. Where an impairment subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but only so that the increased carrying amount does not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset or CGU in prior years. A reversal of impairment is recognized as a gain in the consolidated statement of comprehensive income (loss).

There were no write-downs during the years ended December 31, 2011, or 2010.

g)	Deferred Revenue

The Company received a prepayment from Silver Wheaton (Caymans) Ltd. for the sale of all of the silver metal to be

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
Year ended December 31, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

produced from ore extracted during the mine-life at the Company’s Mineral Park Mine in Arizona (Note 18). The prepayment, which is accounted for as deferred revenue, is recognized as sales revenue on a proportionate basis of settlements during the period to expected total settlements during the life of the mine.

h)	Revenue Recognition

The Company recognizes revenue from the sale of metals contained in concentrate and cathode copper in accordance with contractual terms, when persuasive evidence of a sales agreement exists, the risks of ownerships are transferred to the customer, collection is reasonably assured and the price is readily determinable. Revenue is based on prices and mineral content, as specified in sales contracts. Contractual sales prices are based on market metal prices determined over a specified quotational period, as specified in the contracts. Revenue from the sale of minerals is subject to adjustment upon final settlement based upon metal prices, weights and assays. At the end of each reporting period, estimates of metal prices are used to record sales using forward metal prices based upon the expected final settlement date for those shipments where final settlement is to occur subsequent to the end of the reporting period. Variations between the sales price recorded at the shipment date and the actual final sales price at the settlement date caused by changes in market metal prices results in an embedded derivative in the related accounts receivable balance. The embedded derivative is recorded at fair value each period until final settlement occurs and is included in accounts receivable. Changes in fair value are classified as a component of revenue. Fair value of the embedded derivative is determined with reference to estimated forward metal prices over a period commensurate with the outstanding quotational period.

i)	Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

j)	Finance income and finance expense

Finance income comprises interest income on funds invested (including available-for-sale financial assets, gains on the disposal of available-for-sale financial assets and changes in the fair value of financial assets at fair value through profit or loss).  Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance expense comprises interest expense on borrowings and unwinding of the discount on provisions. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

k)	Foreign Currency Translation and Transactions

The functional currency of the Company is the United States dollar. Financial statements of subsidiaries are maintained in their functional currencies for consolidation of the Company’s results. The functional currency of each entity is determined after consideration of the primary economic environment of the entity.  Transactions denominated in foreign currencies have been translated into US dollars at the approximate rate of exchange prevailing at the time of the transaction.  Monetary assets and liabilities denominated in foreign currencies have been translated into US dollars at the period-end exchange rate.  Foreign currency differences are recognized in comprehensive income (loss) in the same period in which they arise.

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income in the cumulative amount of foreign currency translation differences.

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
Year ended December 31, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

l)	Income Taxes

Current tax
Current tax for each taxable entity in the Company is based on the local taxable income at the local statutory tax rate enacted or substantively enacted at the statement of financial position date, and includes adjustments to tax payable or recoverable in respect of previous years.

Deferred tax
Deferred tax is accounted for using the statement of financial position liability method, providing for the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and their respective tax bases. Deferred income tax liabilities are recognized for all taxable temporary differences except where the deferred income tax liability arises from the initial recognition of goodwill, or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax losses can be utilized, except where the deferred income tax asset related to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

The carrying amount of deferred income tax assets is reviewed at each statement of financial position date and is adjusted to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be utilized. To the extent that an asset not previously recognized fulfils the criteria for recognition, a deferred income tax asset is recorded.

Deferred tax is measured on an undiscounted basis using the tax rates that are expected to apply in the period when the liability is settled or the asset is realized, based on tax rates and tax laws enacted or substantively enacted at the statement of financial position date. Deferred income tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.  Current and deferred tax relating to items recognized directly in equity is recognized in equity and not in the income statement.

Mining taxes and royalties are treated and disclosed as current and deferred taxes if they have the characteristics of an income tax. This is considered to be the case when they are imposed under government authority and the amount payable is calculated by reference to revenue derived (net of any allowable deductions) after adjustment for items comprising temporary differences.

Taxes receivable
Taxes receivable comprise US taxes that the Company has paid and expects to recover due to loss carry backs.

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
Year ended December 31, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

m)	Profit (Loss) per Share

Basic profit (loss) per share is calculated by dividing the net profit (loss) available to common shareholders by the weighted average number of shares outstanding during the year. The diluted profit (loss) per share reflects the potential dilution of common share equivalents, such as outstanding share options and warrants, in the weighted average number of common shares outstanding, if diluted. Diluted earnings per share is calculated using the treasury share method, in which the assumed proceeds from the potential exercise of those share options and warrants are used to purchase the Company’s common shares at their average market price for the year. In a year when net losses are incurred, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive.

For the year ended December 31, 2011, 22,570,772 exercisable common equivalent shares (December 31, 2010 – 31,516,549) (consisting of shares issuable on the exercise of stock options and share purchase warrants) have been excluded from the calculation of diluted income per share because the effect is anti-dilutive.

n)	Financial Instruments

The Company’s financial instruments including derivatives, consist of  cash and cash equivalents, restricted cash, marketable securities, accounts receivable, environmental and land reclamation bonds, accounts payable and accrued liabilities, equipment loans, long-term debt, project financing, forward copper pricing contracts, interest rate swaps, net proceeds interest liability and share purchase warrants.

All financial assets and liabilities are recognized when the Company becomes a party to the contract creating the item. On initial recognition financial instruments are measured at fair value, which includes transaction costs. Measurement in subsequent periods depends on whether the financial instrument has been classified as “fair-value-through-profit and loss”, “available-for-sale”, “held-to-maturity”, “loans and receivables”, or “other financial liabilities”. The classification depends on the nature and purpose of the financial instrument and is determined at the time of initial recognition.  Financial liabilities are classified as either financial liabilities “fair-value-through-profit and loss” or “other financial liabilities”. Financial liabilities are classified as “fair-value-through-profit and loss” when the financial liability is either ‘held for trading’ or it is designated as “fair-value-through-profit and loss”.

Financial assets and financial liabilities classified as “fair-value-through-profit and loss” are measured at fair value with changes in those fair values recognized in net earnings (loss).  Financial assets classified as “available-for-sale” are measured at fair value, with changes in those fair values recognized in other comprehensive income.  Financial assets classified as “held-to-maturity”, “loans and receivables” and “other financial liabilities” are measured at amortized cost.  Unrealized currency translation gains and losses on available-for-sale securities are recognized in profit or loss during the period.

Cash, restricted cash, and short-term deposits are classified as loans and receivables and are measured at fair value.  Certain of the Company’s long term investments that are not accounted for using the equity method are classified as "available-for-sale”. Receivables are classified as “loans and receivables”.  Long term investments are classified as “available-for-sale”.  Accounts payable and accrued liabilities, taxes payable, advances on concentrate inventories, debt facilities, convertible debentures, and capital lease obligations are classified as “other financial liabilities”.  Derivative financial instruments are classified as “fair-value-through-profit and loss”.

All derivative financial instruments are classified as held-for-trading financial instruments and are measured at fair value. All gains and losses resulting from changes in their fair value are included in profit or loss in the period in which they arise.

The Company’s marketable securities which are an investment in the common shares of a publicly traded company having quoted market values and which are publicly traded on a recognized securities exchange and for which no sales restrictions apply are recorded at values based on the current bid prices. Marketable securities are classified as available for sale.  The fair value of these marketable securities as at December 31, 2011 was nil (December 31, 2010 - $0.7 million, January 1, 2010 - $0.3 million)

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
Year ended December 31, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

Impairment and uncollectibility of financial assets
An assessment is made at each statement of financial position date to determine whether there is objective evidence that a financial asset or group of financial assets, other than those at fair-value-through-profit and loss may be impaired.  If such evidence exists, the estimated recoverable amount of the asset is determined and an impairment loss is recognized for the difference between the recoverable amount and the carrying amount as follows: the carrying amount of the asset is reduced to its discounted estimated recoverable amount, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the year. When an available-for-sale financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss.

With the exception of available-for-sale equity instruments, if, in a subsequent period, the amount of the impairment loss decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized. In respect of available-for-sale equity securities, impairment losses previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income.

o)	Comprehensive Loss

Comprehensive income (loss) includes both net earnings and other comprehensive income. Other comprehensive income (loss) includes holding gains and losses on available for sale investments, gains and losses on certain derivative financial instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized.

p)	Share Capital

Common shares are classified as equity. The proceeds from the exercise of share options or warrants together with amounts previously recorded on grant date or issue date are recorded as share capital. Share capital issued for non-monetary consideration is recorded at an amount based on fair market value on the date of issue.  Incremental costs attributable to the issue of common shares are recognized as a deduction from equity, net of any tax effects.

The proceeds from the issue of units is allocated between common shares and common share purchase warrants based on the fair value of the common share purchase warrants determined using the Black-Scholes option pricing model or external information obtained from the trading activity of these instruments on the open market.

q)	Share-Based Payments

The Company makes share-based awards, to selected directors, officers, employees and non-employees. Details of the Company’s stock option plan are disclosed in Note 19.

For equity-settled awards, the fair value is recognized as an expense with a corresponding increase in equity, over the graded-vesting period, after adjusting for the estimated number of awards that are expected to vest.

The fair value of the equity-settled awards is determined at the date of the grant. In calculating fair value, no account is taken of any vesting conditions. The fair value is determined by using the Black-Scholes option pricing model. At each reporting date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management’s best estimate of the awards that are ultimately expected to vest is computed. The movement in cumulative expense is recognized in profit or loss with a corresponding charge to equity, against the share-based payments reserve.

Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued if it is determined that the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received.

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
Year ended December 31, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

r)	Provision for Site Reclamation and Closure

The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The Company records the fair value of a provision for site reclamation and closure as a liability in the period in which it incurred a legal or constructive obligation associated with the reclamation of the mine site and the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets, if a reliable estimate of fair value can be made.

The obligation is measured initially at fair value based on estimated future cash flows derived using internal information and third party reports. The estimated cost is capitalized and included in the carrying value of the related mineral properties, plant and equipment. The provision is discounted using a current market-based pre-tax discount rate and the unwinding of the discount is included in finance expense. The liability is also accreted to full value over time through periodic charges to earnings. This method requires management to make assumptions as to future risk-adjusted site reclamation and restoration costs, scope and extent of future site reclamation and restoration activities, timing of such activities and expected inflation.

At each reporting date, the Company reviews its provision for site reclamation and closure to reflect the current best estimate. The provision for site reclamation and closure is adjusted for changes in factors such as the amount or timing of the expected underlying cash flows, or the credit-adjusted risk-free discount rate, with the offsetting amount recorded to the site reclamation and closure asset included in mineral properties, plant and equipment, which arises at the time of establishing the provision. The site reclamation and closure asset is amortized on the same basis as the related asset.

It is possible that the Company’s estimate of the reclamation and closure liability could change as a result of change in regulations, the extent of environmental remediation required, the means and technology of reclamation activities or cost estimates.  Any such changes could materially impact the estimated provision for site reclamation and closure and future amounts charged to operations for reclamation and remediation obligations. Changes in estimates are accounted for prospectively from the period the estimate is revised.

Other provisions are recognized when the Company has a present obligation (legal or constructive), as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. Where the effect is material, the provision is discounted to net present value using an appropriate current market-based pre-tax discount rate and the unwinding of the discount is included in interest expense.

s)	Segment Information

The Company has determined it operates in two geographic segments. Operation of mineral properties and extraction of copper and molybdenum occurs in the United States of America and exploration and development of mineral properties occurs principally in Mexico. All revenue, inventory and long-term assets in 2011 and 2010 were related to the reporting segment in the United States. The Company’s El Pilar and El Creston long-term exploration assets are located in the reporting segment in Mexico.

t)	Leases

Leasing contracts are classified as either financing or operating leases. Where the contracts are classified as operating leases, rental payments are included in the income statement on a straight-line basis over the lease term. Operating lease inducements are recognized as a liability when received and subsequently reduced by allocating lease payments between rental expense and reduction of the liability. A lease is classified as a finance lease if it transfers substantially all the risks and rewards of ownership of the leased asset. The asset and liability associated with the finance lease are recorded at the lower of the fair value of the leased asset or the estimated present value of the minimum lease payments, net of executor costs.

The Company has no financing leases and no material operating leases.

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
Year ended December 31, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

u)	New standards and interpretations not yet adopted

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ended December 31, 2011, and have not been applied in preparing these consolidated financial statements. Those that are expected to have a significant effect on the consolidated financial statements of the Company are discussed below.

Consolidation Accounting
On May 12, 2011 the IASB issued IFRS 10, Consolidated Financial Statements which replaces IAS 27, Consolidated and Separate Financial Statements and SIC-12, Consolidation – Special Purpose Entities with a single model to be applied in the control analysis for all investees. The IASB revisited the definition of "control," which is a criterion for consolidation accounting. The impact of applying consolidation accounting or the equity method of accounting under this new standard is not expected to result in any change to net earnings or shareholders' equity, but is expected to result in certain presentation related changes. This standard has an effective date of January 1, 2013 with early adoption permitted under certain circumstances. The Company intends to adopt IFRS 10 in its financial statements for the annual period beginning on January 1, 2013. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Fair value measurement
On May 12, 2011 the IASB issued IFRS 13, Fair Value Measurement. This standard defines fair value and sets out in a single IFRS a framework for measuring fair value. The standard applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements. The standard has an effective date of January 1, 2013, with early adoption permitted, and applies prospectively from the beginning of the annual period in which the standard is adopted. The Company intends to adopt IFRS 13 prospectively in its financial statements for the annual period beginning on January 1, 2013. The Company is currently evaluating the impact that the standard is expected to have on its consolidated financial statements.

Leases
As part of their global conversion project, the IASB and the U.S. Financial Accounting Standards Board ("FASB") issued in August 2010 a joint Exposure Draft proposing that lessees would be required to recognize all leases on the statement of financial position. The IASB and FASB currently expect to issue an updated Exposure Draft in 2012.

Financial instruments
In November 2009, the IASB issued IFRS 9, Financial Instruments (“IFRS 9”) and in October 2010 the IASB published amendments to IFRS 9 (IFRS 9 (2010)) as the first step in its project to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 requires two primary measurement categories for financial assets and liabilities: amortised cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The guidance in IAS 39 on impairment of financial assets and on hedge accounting continues to apply. Under IFRS 9 (2010), for financial liabilities measured at fair value under the fair value option, changes in fair value attributable to changes in credit risk will be recognized in other comprehensive income (OCI), with the remainder of the change recognized in profit or loss.  However, if this requirement creates or enlarges an accounting mismatch in profit or loss, the entire change in fair value will be recognized in profit or loss.  Amounts presented in OCI will not be reclassified to profit or loss at a later date. IFRS 9 (2010) also requires derivative liabilities that are linked to and must be settled by delivery of an unquoted equity instrument to be measured at fair value, whereas such derivative liabilities are measured at cost under IAS 39.” IFRS 9 (2010) supersedes IFRS 9 (2009) and is effective for annual periods beginning on or after January 1, 2015, with earlier adoption permitted. The Company intends to adopt IFRS 9 (2010) in its financial statements for the annual period beginning on January 1, 2015.

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
Year ended December 31, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

4.	Acquisition of Creston Moly Corporation

On June 22, 2011, the Company acquired Creston Moly Corporation.  Creston was a mineral exploration company focused on the exploration and development of the 100% owned El Creston molybdenum property in Sonora, Mexico.  The acquisition was accounted for as an asset acquisition in accordance with IFRS 3.  The estimates of the fair value of assets acquired and liabilities assumed are based on the estimated fair values at the date of acquisition.

The estimated fair value of assets and liabilities related to the acquisition are as follows:

Cash	$6 ,115
Restricted cash	2,683
Accounts receivable	910
Prepaids and deposits	105
Property and equipment	120
Mineral properties	151,066
Accounts payable	(5,502)
Total	$155,497

The Consideration is determined as follows:

Cash consideration	$23,609
Share consideration	118,634
Option consideration	3,619
Warrant consideration	5,775
Transaction costs	3,151
Previously owned Creston shares	709
Total	$155,497

The consideration paid to Creston Moly shareholders comprised $23.6 million in cash, 43,051,904 common shares of the Company valued at $118.6 million based on the June 22, 2011 closing price for the Company’s shares, 2,241,024 Mercator options valued at $3.6 million and 4,294,296 Mercator warrants valued at $5.8 million. The Mercator options and warrants were issued to replace existing Creston options and warrants.  The fair values of the Mercator options and warrants issued as consideration were estimated at the transaction date using the Black-Scholes option pricing model with the following assumptions:

Range of Assumptions used	As at June 22, 2011
Expected annual volatility	32% to 124%
Risk-free interest rate	1.19% to 2.49%
Expected life	0.10 years to 4.6 years
Expected dividend yield	Nil

Other transaction costs were incurred in the amount of $3.2 million and include professional fees.

The Company previously owned 1,531,500 Creston shares valued at $0.7 million as at the transaction date.

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
Year ended December 31, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

5.	Inventories

	December 31,	December 31,	January 1,
	2011	2010	2010
Ore on leach dump	5,358	8,211	11,336
In-process inventory	480	946	1,402
Concentrate inventory	1,069	4,759	7,066
Cathode inventory	152	186	–
Supplies	11,463	6,750	1,434
Coarse ore inventory	366	–	–
Total	$18,888	$20,852	$21,238

The amount of inventory recognized as an expense for the years ended December 31, 2011 and December 31, 2010 includes production costs, amortization and depletion and share-based payments directly attributable to the inventory production process.

For the year ended December 31, 2011, $0.1 million was expensed through cost of sales to recognize write downs of inventory to net realizable value (December 31, 2010 - $0.3 million).  No inventories were pledged as security for liabilities for any period presented.

Ore on leach dump inventory includes $2.5 million (December 31, 2010 - $4.3million; January 1, 2010 - $5.9 million) that will not be recoverable within the subsequent twelve months.

6.	Trade and other receivables

	December 31,	December 31,	January 1,
	2011	2010	2010
Trade receivables	$10,751	$21,984	$7,330
Other receivables	2,596	287	292
	$13,347	$22,271	$7,622

The Company makes no provision for non-collection of receivables.  Bad debt expense for 2011 was nil (2010 – nil).  The Company’s trade receivables reflect estimates of metal content which are adjusted from the time of shipping to final settlement.  Due to the extended settlement period, receivables are shown as current until the time of final settlement plus the contractual payment period.

7.	Environmental / Land Reclamation Bonds

	December 31,	December 31,	January 1,
	2011	2010	2010

Environmental bond	$2,164	$2,151	$2,134
Land reclamation bond	1,364	1,351	1,324
	$3,528	$3,502	$3,458

The Aquifer Protection Permit and underlying environmental bond is a requirement by the State of Arizona.  The Mineral Park Mine is required to fund the bond as a contingency against any damage to the aquifer that might ensue as a result of mining operations which may exceed the amount covered by the bond. Actual amounts payable may ultimately exceed the amount covered by the bond. The entire amount is restricted and earns fixed interest of 0.65% per annum.

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
Year ended December 31, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

The State of Arizona has approved a bonding liability requirement of $1,364,000 for land reclamation. The Company has satisfied this requirement with an irrevocable letter of credit which is collateralized by cash on deposit with a bank. The entire amount is restricted and earns fixed interest of 2.02%.

8.	Mineral Properties, Plant and Equipment

	Mill and SX- EW	Mineral Properties	Power Generator	Mining Equipment - large	Mining Equipment - small	Building, Improvements, & Office Equipment	Land	Site reclamation and disclosure	Construction in Progress	Total
Cost
Balance at January 1, 2010	$211,441	$24,418	$–	$14,474	$10,763	$537	$–	$4,094	$24,525	$290,252
Additions	921	–	–	1,508	976	7	–	523	55,937	59,872
Disposals	-	(240)	–	–	–	–	–	–	–	(240)
Balance at December 31, 2010	$212,362	$24,178	$–	$15,982	$11,739	$544	$–	$4,617	$80,462	$349,884
Additions	$742	$152,299	$–	$2,583	$1,976	$126	$4,152	$3,048	$57,825	$222,751
Disposals	–	–	–	–	(1,401)	–	–	–	–	(1,401)
Transfers between categories	97,242	–	40,317	–	–	–	–	–	(138,287)	(728)
Balance at December 31, 2011	$310,346	$176,477	$40,317	$18,565	$12,314	$670	$4,152	$7,665	$–	$570,506

Accumulated depreciation										–
Balance at January 1, 2010	$(6,806)	$(178)	$–	$(3,108)	$(2,898)	$–	$–	$–	$–	$(12,990)
Depreciation charge	(8,376)	(110)	–	(1,720)	(1,307)	–	–	(163)	–	(11,676)
Balance at December 31, 2010	$(15,182)	$(288)	$–	$(4,828)	$(4,205)	$–	$–	$(163)	$–	$(24,666)
Depreciation charge	(10,360)	(261)	(1,008)	(1,054)	(1,949)	(33)	–	(19)	–	(14,684)
Disposals	–	–	–	–	1,292	–	–	–	–	1,292
Balance at December 31, 2011	$(25,542)	$(549)	$(1,008)	$(5,882)	$(4,862)	$(33)	$–	$(182)	$–	$(38,058)

Net book value
As at January 1, 2010	$204,635	$24,240	$–	$11,366	$7,865	$537	$–	$4,094	$24,525	$277,262
As at December 31, 2010	197,180	23,890	–	11,154	7,534	544	–	4,454	80,462	325,218
As at December 31, 2011	284,804	175,928	39,309	12,683	7,452	637	4,152	7,483	–	532,448

In the year ended December 31, 2011, the Company completed its Phase 2 mill expansion (“Phase 2”) and placed its gas turbine generator (“Power Generator” asset) into production.  Total cost of Phase 2 and Power Generator placed into production during the year ended December 31, 2011 was $97.2 million and $40.3 million, respectively.

Bank borrowings are secured by all mineral property, plant, and equipment.

Depreciation expense for the year ended December 31, 2011 was $14.7 million (December 31, 2010 - $11.7 million) and, as required by IAS 1, has been allocated to the functional expense categories as follows:

	For the year ended December 31,
	2011	2010
Mining & Processing	$14,576	$11,638
Exploration expenditures	13	–
Administration	95	41
	$14,684	$11,679

As at December 31, 2011 the Company had no commitments to purchase any fixed assets.

9.	Net Proceeds Interest

On June 24, 2003, the Company completed the acquisition of all the outstanding shares of MPI pursuant to an original agreement dated May 29, 2000, and amended and restated February 8, 2003 with EMNA (the “Acquisition Agreement”). Under the terms of the Acquisition Agreement, the Company acquired all the issued and outstanding common shares of MPI for consideration of 4,612,175 common shares at a price of CDN$0.15 per common share. Under the Acquisition Agreement, $2.7 million was reimbursed to the vendor by an unsecured net proceeds interest (“NPI”) in the Mineral Park

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
Year ended December 31, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

Mine. The NPI liability was classified as a financial liability and is measured at fair value determined as cumulative revenue less cumulative cash operating expenses multiplied by 5%, as defined in the Acquisition Agreement. Any change in the fair value of the NPI liability together with any accretion expense was recognized as an adjustment to interest expense in the consolidated statement of operations and comprehensive income (loss). As at December 31, 2011, the full $2.7 million (December 31, 2010 - $1.5 million; January 1, 2010 - $1.5 million) of the contingent consideration has been paid to EMNA and no additional amount (December 31, 2010 - $1.2 million, January 1, 2010 - $1.1 million) is due.

During the year ended December 31, 2011, the Company recorded accretion of $1.5 million (December 31, 2010 – $0.1 million).

10.	Contingent Liability

Prior to the acquisition of Creston (Note 4), in May 2007 Creston agreed to pay a Finders’ Fee to an arm’s length third party (the “Fee”). The TSX-V approved the payment of $1.5 million as the Fee, which, at the option of the Finder, could be paid in any combination of cash or shares.  The TSX-V determined that a price of $0.70 per share was to be used in determining the number of shares to be issued as payment of the Fee or a portion of the Fee. The Finder claimed that $0.15 per share should have been used as the basis for determining the Fee. The Finder entered into arbitration proceedings seeking payment of the Fee in cash at an equivalent price of $0.15 per share.  The arbitrator found in favour of the Finder, awarded the Finder CDN$4.1 million plus costs and Creston recorded the additional amount of CDN$2.6 million awarded in the arbitration as an accrued liability.  CDN$1.5 million was forwarded to the Finder and Creston deposited the unpaid balance of the arbitration award (CDN$2.6 million) plus interest into trust.

As at December 31, 2011, CDN$2.6 million is included in the Company’s Restricted Cash and accounts payable and accrued liabilities. On May 14, 2010, the British Columbia Court of Appeal unanimously reversed the decision of the lower court and granted Creston leave to appeal the decision in the Supreme Court of B.C. On May 6, 2011 Creston’s appeal of the arbitrator’s award was dismissed with costs and the successor company, Mercator Minerals Ltd, has appealed to the British Columbia Supreme Court, which has not yet released its decision.

11.	Long Term Debt

	December 31, 2011	December 31, 2010	January 1, 2010

Notes payable - secured notes	$–	$–	$111,149
Pre-construction credit facility ("PCF")	24,266	–	–
Credit facility ("CF")	107,444	124,788	–
	131,710	124,788	111,149
Current portion - secured notes	–	–	(30,000)
Current portion - PCF	–	–	–
Current portion - CF	(107,444)	(19,048)	–
Non current long term debt	$24,266	$105,740	$81,149

Pre-Construction Credit Facility (“PCF”)
On June 22, 2011 (“Closing Date”) the Company entered into a credit agreement with a group of lenders to provide Credit Facilities totalling $25.7 million (CDN$25.0 million) comprising of a term loan for purposes of funding certain closing costs associated with the acquisition of Creston and general working capital requirements.  Interest on this PCF is 6.5% from closing to the 6 month anniversary of the Closing Date; 7% for the next six months; and 8% until January 3, 2013, the Maturity Date. The PCF is secured by the El Pilar asset.  The Company is entitled to prepay all or any portion of the PCF at any time with the following penalties: (i) if during the first nine months – 1% of the loan amount paid, (ii) if during the second nine month period - 0.5% of the loan amount paid, and (iii) no penalty thereafter.

The Company incurred lenders’ fees of $0.5 million in connection with the PCF that are being amortized to interest expense using the effective interest method over the term of the PCF.

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
Year ended December 31, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

Credit Facilities
On April 26, 2010 the Company entered into a credit agreement (the “Credit Agreement”) with a group of lenders (the “Lenders”) to provide credit facilities totaling $130.0 million comprised of a non-revolving credit facility loan and a revolving credit facility loan (collectively the “Credit Facilities”).  The Company is entitled to prepay all or any portion of the Credit Facilities in the minimum amount of $2.0 million at any time without penalty, subject to breakage costs.

The Company incurred lender’s fees of $6.4 million in connection with these Credit Facilities this amount was applied proportionately to the funds raised and is being amortized to interest expense using the effective interest method over the terms of the Credit Facilities.

The non-revolving Credit Facility is comprised of a $100.0 million term loan.  Repayments on the non-revolving credit facility are made via quarterly principal repayments of approximately $4.8 million commencing March 31, 2011 with a final maturity date of March 31, 2016.

The revolving facility is comprised of a $30.0 million loan with a maturity date of April 26, 2014. The full amount is payable at maturity. The maturity date is subject to an annual extension option at the Lenders’ discretion. As of December 31, 2011 and December 31, 2010, the full amount of the facility has been drawn.

Interest on the Credit Facilities is based on LIBOR plus a spread ranging from 3.5% to 4.5% per annum based on the debt service coverage ratio, as defined, following the first scheduled repayment of the non-revolving credit facility. Up until that time interest was set at LIBOR plus 4.5% per annum. The interest rate as of December 31, 2011 was based on the 1-month LIBOR rate and was approximately 4.80%.

In connection with the Credit Facilities, the Company was also required to enter into forward sales of copper totaling 146.9 million pounds over a six year term (Note 12).

The Credit Facilities are collateralized by principal operating  assets of the Company held in MPI and are guaranteed by the Company’s subsidiary, Mineral Park Holdings Ltd.

The Credit Agreement also contains quarterly provisions that require the Company to apply cash flow available for cash sweep, as defined, to reduce the Credit Facilities.  The percentage of excess cash subject to prepayment was reduced from 50% to 25% as a result of meeting the performance test requirement under the Credit Facilities on November 14, 2011.  The cash sweep provision was limited to prepayment aggregating of $30.0 million, and has subsequently been amended to $40.0 million. The Lenders have deferred the December 31, 2011 quarterly cash sweep payment due on April 6, 2012 of $5.6 million until May 22, 2012.

The Credit Facilities contain covenants including restrictions on new indebtedness, new liens, and disposition of assets, acquisitions, investments and distributions, among others. Financial covenants include a loan life coverage ratio and a minimum debt service coverage ratio as well as a minimum reserve tails based on life-of-mine mineral reserves.  In finalizing the consolidated financial statements, the Company determined that it was in breach of the Credit Facility covenants related to new indebtedness, and investments breach and the loan life coverage ratio. During 2011, the subsidiary of the Company which holds the Credit Facilities provided an intercompany loan, and entered into an intercompany finance lease with another subsidiary of the Company resulting in additional intercompany indebtedness and investments which were in breach of certain covenants. The required minimum loan life coverage ratio is 1.25 to 1.00. As at December 31, 2011, the loan life coverage ratio was 1.23 to 1.00 resulting in the loan life coverage ratio breach. Due to these breaches at December 31, 2011 the Company is required to classify the total amount of the Credit Facilities as a current liability.

The Company has subsequently obtained the required waivers from the lending institutions under its Credit Facilities and is no longer in breach of this debt arrangement. In addition, the Company has obtained an amendment to the covenants regarding the commodity price assumptions in the loan life coverage ratio.

The Company is required to maintain a minimum cash balance in a restricted bank account of $10.0 million up to June 29, 2011 and $15.0 million thereafter until the Credit Facilities are repaid.

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
Year ended December 31, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

The minimum principal payments in aggregate and for each of the five succeeding years, after obtaining the waivers, are as follows:

2012	$19,048
2013	19,048
2014	49,048
2015	19,048
Thereafter	4,762
$110,954

Former Senior secured notes
On February 15, 2007, the Company issued secured note units (the “Notes”).  A total of 120,000 units (the “Units”) were sold at a price of $980 per unit for gross proceeds of $117.6 million. Each unit consisted of one secured note in the principal amount of $1,000 and 50 detachable common shares purchase warrants which entitled the holder to purchase one common share at a price of CDN$4.00 per share until February 16, 2012.  The principal portion of the Notes bore interest at 11.5% per annum payable semi-annually in equal installments on June 30 and December 31 of each year and were to mature on February 16, 2012.

Both the principal portion of the Notes and the common share purchase warrants were classified as a financial liability and have been measured at fair value through profit or loss. At each subsequent reporting date the common share purchase warrants were retranslated and re-measured at fair value based on the closing foreign exchange rates and closing exchange traded market values with foreign exchange translation gains or losses and fair value adjustments recognized in profit or loss for the period.

The Notes could be redeemed by the Company any time three years after the closing date at a redemption price equal to $1,050 per note plus unpaid interest.

On May 6, 2010 the Company used the proceeds from the Credit Facilities to redeem the Notes.  The difference between the redemption price paid of $126.0 million and the carrying value of the Notes at the time of redemption of approximately $115.2 million has been recognized as a loss on long-term debt extinguishment in the consolidated statement of operations and comprehensive income for the year ended December 31, 2010. The share purchase warrants were unaffected by the redemptions (Note 13).

12.	Derivative Instruments

Derivative financial instruments are classified as held for trading and are recorded on the statement of financial position at fair value. Changes in fair value of derivative financial instruments are recorded in operations unless the instruments are classified as cash flow hedges. As at December 31, 2011, December 31, 2010 and January 1, 2010, the Company did not designate any of its instruments as hedges for accounting purposes.

	December 31, 2011	December 31, 2010	January 1, 2010

Derivative Instruments-copper futures	$38,760	$110,733	$–
Derivative Instruments-interest swaps	1,251	1,136	–
	40,011	111,869	–
Current	(11,410)	(40,232)	–
Non Current	$28,601	$71,637	$–

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
Year ended December 31, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

Realized losses on derivative instruments consist of:

	For the year ended December 31,
	2011	2010

Realized loss-copper futures	$29,694	$4,256
Realized loss-interest swaps	1,151	596
	$30,845	$4,852

(a)	Copper Forward Contracts

In connection with the closing of the Credit Facilities (Note 11), the Company entered into forward sales of copper totalling 146.9 million pounds of copper over a six year term at an average net price to the Company of $3.01 per pound ($2.97 per pound on remaining notional quantities as of December 31, 2011), net of all costs.  The quantities forward sold and the net weighted average prices to be received outstanding at December 31, 2011 are set out as follows:

Year	Copper pounds	Annual price
2012	27,698,846	$3.05
2013	24,630,015	2.98
2014	22,725,223	2.93
2015	20,688,154	2.89
2016	3,836,039	2.88
	99,578,277	$2.97

The copper forward contracts had outstanding notional amounts of 99.6 million pounds of copper as at December 31, 2011 (December 31, 2010 – 133.5 million pounds).  At December 31, 2011, the Company has recorded a derivative liability of $38.8 million related to these copper forward contracts, of which $10.8 million relates to derivative contracts maturing in less than one year, and $28.0 million relates to derivative contracts with a maturity date greater than one year.  The fair value of these forward contracts will fluctuate until their respective maturities in response to fluctuation in market prices of copper, interest rates and the Company’s own credit risk. Actual results can differ from estimates made by management and may have a material impact on the Company’s financial statements.

During the year ended December 31, 2011, the Company recorded a realized loss of $29.7 million (December 31, 2010 – $4.3 million) on the copper forward contracts that were closed out and settled for cash.

(b)	Interest Rate Swaps

The Credit Facilities bear interest at LIBOR plus a spread.  The Company has entered into interest rate swap contracts to exchange the LIBOR portion of the interest payments for a fixed rate of 2.38% on 50% of the non-revolving credit facility of $80.9 million (December 31, 2010 - $100.0 million) for the period from May 28, 2010 to March 31, 2016.

These interest rate swaps had outstanding notional amounts of $40.5 million as at December 31, 2011 (December 31, 2010 - $50.0 million; January 1, 2010 - nil).  The notional amount decreases over the period as payments are made.  At December 31, 2011, the Company had recorded a liability with a fair value of $1.3 million related to these interest rate swaps, of which $0.6 million relates to derivative contracts maturing in less than one year, and $0.7 million relates to derivative contracts with a maturity date greater than one year.  In the estimation of fair value of interest rate swaps, management used the following assumptions: risk free rate of 0.83%, credit risk adjustment rate of 7.17%. The fair value of these interest rate swap contracts will fluctuate until their respective maturities. In response to prevailing market conditions and the Company’s own credit risk, actual rates can differ from management estimates.

During the year ended December 31, 2011, the Company recorded a realized loss of $1.2 million (year ended December 31,

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
Year ended December 31, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

2010 – $0.6 million) on the interest rate swaps that were closed out and settled for cash.

The fair values of the Company’s derivative financial instruments as disclosed above are determined, in part, based on quoted market prices received from counterparties and adjusted for Company specific factors, notably credit risk.

13.	Share Purchase Warrants Issued with Canadian Dollar Exercise Prices

Upon adoption of IFRS at January 1, 2011, the Company recorded an adjustment as a result of accounting for share purchase warrants issued using the principles of IAS 39, Financial Instruments: Recognition and Measurement (Note 19). As the exercise price of the share purchase warrants is fixed in Canadian dollars and the functional currency of the Company is the US dollar, the warrants are considered a derivative, as a variable amount of cash in the Company’s functional currency will be received on exercise.  At December 31, 2011 the fair value of share purchase warrants issued and outstanding with Canadian dollar exercise prices was $10.9 million (December 31, 2010 - $52.0 million; January 1, 2010 - $29.4 million). The share purchase warrants are re-measured at fair value at each statement of financial position date with the change in fair value recorded in earnings during the period of change. The change in fair value for the year ended December 31, 2011 was a gain of $35.7 million (year ended December 31, 2010 – loss of $23.5 million. The fair value of share purchase warrants is reclassified to equity upon exercise.

14.	Project Financing

	December 31, 2011	December 31, 2010	January 1, 2010

Gross project financing	$18,636	$19,796	$–
Current portion	(18,636)	(19,796)	–
Non current portion	$–	$–	–

On October 21, 2010, a subsidiary of the Company, entered into a master loan and security agreement with Trafigura AG (the “Loan Agreement”) to fund the purchase of a gas turbine generator to be used in a power generating facility being constructed for the Phase 2 mill expansion at the Mineral Park Mine the “Project Financing”. The maximum amount available under the Loan Agreement is $20.8 million. The Company incurred transaction costs of $0.6 million in connection with Project Financing.  This amount was capitalized and is being amortized to interest expense using the effective interest method.

The maximum amount under the loan agreement of $20.8 million was drawn at January 24, 2011.  Principal repayments of $0.25 million are required to be made monthly in eighty-four instalments commencing on the earlier of the delivery of the electrical power to the mill or on June 15, 2011.   Interest on this facility is based on 1-month LIBOR plus 3% per annum.  Principal repayments began on June 15, 2011.

The Project Financing is collateralized by the gas turbine generator and related assets.  The Company also pledged the common shares of its subsidiary that holds the power generating assets.  The Loan Agreement contains covenants including restrictions on new indebtedness, new liens, and disposition of assets.

During 2011 and 2010, a subsidiary of the Company provided intercompany loans to another subsidiary of the Company which holds the Project Financing. In finalizing the consolidated financial statements, the Company determined that these intercompany loans were a breach of certain covenants under the Project Financing related to allowable indebtedness as at December 31, 2011 and 2010. Due to the breach of covenants, as at December 31, 2011 and 2010, the Company is required to classify amounts due under the loan agreements as current liabilities. The Company has subsequently obtained the required waivers from the lending institution under its Projecting Financing and is no longer in breach of this debt arrangement. The Company obtained a waiver during 2011 in respect of the covenant breach at December 31, 2010.

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
Year ended December 31, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

The minimum principal payments in aggregate and for each of the five succeeding years after obtaining the waiver, are as follows:

2012	$2,976
2013	2,976
2014	2,976
2015	2,976
Thereafter	7,194
$19,098

15.	Equipment Loans

	December 31, 2011	December 31, 2010	January 1, 2010

Equipment loans	$4,136	$6,061	$7,658
Current portion	(4,136)	(2,095)	(3,220)
Long term portion	$–	$3,966	$4,438

The Company enters into various agreements with third parties to acquire the use of equipment utilized at the Mineral Park Mine. The outstanding amounts due are repayable by monthly blended principal and interest payments bearing interest rates ranging from 4.65% to 10.22%, maturing at various dates ranging from May 2012 to January 2016.

Due to the breach of covenants related to the Credit Facilities (note 11), certain cross default covenants in the equipment loan agreements have been breached. Therefore, the entire amount owing on the Equipment Loans is required to be classified within current liabilities as at December 31, 2011.

All agreements are collateralized by the respective mining equipment.

16.	Provision for Site Reclamation and Closure

The Company’s provision for site reclamation and closure relating to the Mineral Park Mine was assumed as part of the acquisition of the facility in 2003. The Company estimates its provision for site reclamation and closure based on its current legal obligations to reclaim, decommission, and restore its Mineral Park Mine site. The present value of future site closure and restoration obligations was determined using the expected inflation rate of 4% (2010 – 4%) and a discount rate of 2.9% (2010 – 4.34%).  The change in discount rate at September 30, 2011 to 2.9% resulted in an increase in the net present value of the site reclamation and closure liability of $3.0 million with a corresponding increase in the related asset.  Excluding the effects of future inflation, and before discounting, the Company estimates that approximately $8.1 million will be payable in 23 to 48 years (2010 – 24 to 49 years).  As at December 31, 2011, the net present value of the discounted cash flows required to settle the obligation was $10.8 million (December 31, 2010 - $7.4 million; January 1, 2010 - $6.6 million).

The provision for site reclamation and closure requires management to make significant estimates and assumptions.  Actual results could materially differ from these estimates.

The continuity of the provision for site reclamation and closure in 2011 and 2010 were as follows:

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
Year ended December 31, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

Provision for Site Reclamation and Closure
Balance, January 1, 2010	$6,606
Change in estimates	523
Accretion expense	307
Balance, December 31, 2010	7,436
Change in discount rate	3,048
Accretion expense	318
Balance, December 31, 2011	$10,802

17.	Trade and Other Payables

	December 31, 2011	December 31, 2010	January 1, 2010

Trade and other payables due to related parties	$2,575	$–	$–
Trade and other trade accounts payable	34,317	9,533	19,006
Accrued liabilities	11,488	8,653	(1,109)
Taxes payable	1,092	3,273	–
	$49,472	$21,459	$17,897

The Company’s exposure to currency and liquidity risk related to trade and other payables is disclosed in Note 22.

18.	Deferred Revenue

During March 2008, and subsequently amended, the Company entered into an arrangement (the “Arrangement”) with a subsidiary company of Silver Wheaton Corp. (“Silver Wheaton”) to sell 100% of its silver production from the Mineral Park Mine over the life of the mine for an upfront payment of $42.0 million (the “Deposit”).  Upon delivery of the silver, Silver Wheaton will also pay the Company a fixed price payment per ounce of silver produced equal to the lesser of $3.90 (subject to a 1% annual adjustment starting in the fourth year of silver production) and the spot price at the time of sale.

Under terms of the Arrangement, the unearned amount of the deposit will remain refundable until it is reduced to nil.  The Deposit will be reduced by an amount equal to the total ounces of silver delivered to Silver Wheaton times the lower of $3.90 per ounce (“fixed price”) or the market price.  In addition, for ounces of silver delivered when the market price exceeds the fixed price, the Company will receive a credit to its deposit liability for those ounces delivered times the difference of market price less the fixed price. If at the end of the initial 40–year term of the Arrangement, the deposit has not been reduced to nil, the Company will refund the outstanding portion of the deposit to Silver Wheaton.  As at December 31, 2011, the refundable portion of the Deposit was $14.0 million (December 31, 2010 - $34.5 million).  During the year ended December 31, 2011, the Company delivered or accrued 621,763 ounces (2010 – 327,356 ounces) of silver to Silver Wheaton.

Pursuant to the Arrangement, the Company was required to achieve a minimum target rate of 35,000 short tons per day (“tpd”) through the mill over a thirty day consecutive period (the “Minimum Target Rate”) by June 30, 2010 otherwise Silver Wheaton could request repayment of the refundable portion of the Deposit, subject to any subordination agreement.  During the year ended December 31, 2010, the Company amended the Arrangement whereby the date to achieve the Minimum Target Rate was extended to June 30, 2011.  In consideration for this amendment, the Company granted Silver Wheaton a right of first refusal on the sale of silver produced from any mining property or concession owned, currently or in the future, by the Company on terms substantially similar to the Agreement or a royalty interest payable on any silver produced from any mining property or concession owned, currently or in the future, by the Company. The Company

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
Year ended December 31, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

announced on April 5, 2011, that they had met the Minimum Target Rate and operated the mill at 35,238 tpd for 30 consecutive days.

As security for the performance of the obligations of the Company in the favour of Silver Wheaton, the Company has granted Silver Wheaton certain security interests in the Mineral Park mining interest, including a charge over all silver contained in and mined, produced, recovered, or removed from the Mineral Park Mine. The $42.0 million deposit is recognized as revenue on a dollar per unit basis using the total number of silver ounces expected to be delivered to Silver Wheaton over the life of the Mineral Park Mine.

The following table summarizes the changes in the Silver Wheaton deferred revenue:

	December 31, 2011	December 31, 2010	January 1, 2010
Balance, beinning of the year	$40,149	$41,608	$42,000
Amortization on delivery of silver	(2,225)	(1,459)	(392)
Balance, end of period	37,924	40,149	41,608
Less: current portion	(2,197)	(987)	(1,172)
Long term portion	$35,727	$39,162	$40,436

19.	Common Shares, Share Purchase Warrants and Stock Options

Common shares
At December 31, 2011, the Company had unlimited authorized common shares without par value and 259,014,300 common shares issued and outstanding (December 31, 2010 – 197,621,466; January 1, 2010 -193,704,778 ).  Refer to the consolidated statements of changes in equity for movement in share capital.  The holders of common shares are entitled to one vote per share at meetings of the Company.

Accumulated Other Comprehensive Income (AOCI)
AOCI is comprised of the following separate components of equity: Unrealized gains/loss on available-for-sale financial assets which represent the cumulative change in the fair value of the available-for-sale financial assets until the investments are derecognized or impaired.

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
Year ended December 31, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

i.	Warrants

The following table summarizes the number of fully exercisable warrant transactions as at December 31, 2011:

	Number	Weighted Average Exercise Price ($Cdn)
Balance, January 1, 2010	24,761,548	$1.69
Warrants exercised	(563,650)	1.01
Broker Warrants exercised	(1,371,716)	1.70
Balance, December 31, 2010	22,826,182	1.71
Warrants issued upon acquisition of Creston Moly Corp (note 4)	4,294,296	2.19
Warrants issued in private placement	2,857,143	2.50
Warrants exercised	(1,957,100)	1.00
Broker Warrants expired	(464,423)	2.60
Broker Warrants exercised	(3,144,297)	0.94
Balance December 31, 2011	24,411,801	$2.15

The following is a summary of common share purchase warrants outstanding and exercisable as at December 31, 2011:

Number of warrants	Exercise price in $ Cdn	Expiry date	Publically Traded
5,994,550	4.00	February 16, 2012	Yes
14,154,662	1.00	January 29, 2013	Yes
215,625	2.80	July 14, 2012	No
1,189,821	5.47	May 15, 2012	No
2,857,143	2.50	December 2, 2014	No
24,411,801

Fair value is determined on publically traded warrants from quoted market prices. All other warrants are valued using the Black-Scholes option pricing model.

Weighted average assumptions used in calculating fair value of warrants granted on December 2, 2011 using the Black-Scholes option pricing model were as follows:

Risk free rate	0.95%
Expected dividend yield	Nil
Expected volatility	61%
Weighted average expected life of warrants (years)	1.42

ii.	Share Purchase Options

The Company, in accordance with the policies of the Toronto Stock Exchange (the “Exchange”) is authorized to grant incentive share options (“options”) to officers, directors, employees, and consultants as incentive for their services, subject to limits with respect to insiders. The Company has a Share Option Plan (“the Plan”) governing granting options to directors, officers, consultants, and employees. Under this Plan the aggregate number of common shares which may be subject to issuance under the Plan shall in aggregate not exceed 20,500,000 shares.  The number of shares reserved for issuance at any one time to any one person shall not exceed 5% of the outstanding shares issued. Options granted must be exercised no later than 10 years after the date of the grant or such lesser periods as regulations require. All options are subject to vesting restrictions as implemented by the directors. The exercise price is the fair market value of the Company’s common shares at the grant date. The maximum number of common shares to be issued under the Plan reserved for issuance at December 31, 2011, was 20,500,000 (December 31, 2010 - 14,647,377; January 1, 2010 -14,647,377).

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
Year ended December 31, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

Cashless Option Exercise Provision
Under the Plan, an optionee may, rather than exercise any option to which the optionee is then entitled pursuant to the Plan, elect to terminate such option, in whole or in part, and, in lieu of purchasing the optioned Shares to which the option, or part thereof, so terminated relates, elect to exercise the right to receive that number of optioned Shares, disregarding fractions, which, when multiplied by the weighted average market price, has a value equal to the product of the number of optioned Shares to which the option, or part thereof, so terminated relates, multiplied by the difference between the weighted average market price determined as of the day immediately preceding the date of termination of such option, or part thereof, and the option price per share of the optioned shares to which the option, or part thereof, so terminated relates, less any amount (which amount may be withheld in optioned shares) required to be withheld on account of income taxes, which withheld income taxes will be remitted by the Company.

The following table summarizes for the periods presented the number of share option transactions and the weighted average exercise prices thereof:

	Number of Options	Weighted Average Exercise Price ($CDN)
Outstanding at January 1, 2010	12,484,750	$1.78
Granted (a)	1,600,000	2.11
Exercised (b)	(1,981,322)	1.29
Canceled/Forfeited (b)	(1,175,561)	3.41
Outstanding at December 31, 2010	10,927,867	2.74
Granted (a)	4,430,000	2.79
Issued upon acquisition of Creston (note 4)	2,241,024	1.95
Exercised (b)	(1,810,961)	1.84
Expired	(175,000)	2.47
Canceled/Forfeited (b)	(1,391,111)	2.94
Outstanding at December 31, 2011	14,221,819	2.76
Exerciseable at December 31, 2011	11,001,821	$2.80

(a)
The weighted average fair value of options granted during the year ended December 31, 2011 was $1.71 (CDN$1.68) (December 31, 2010 – $2.09 (CDN$2.11)) based on the Black-Scholes option pricing model using weighted average assumptions, as described below.

(b)
During the year ended December 31, 2011, a total of 840,155 (2010 – 1,313,633) shares were issued to directors, officers and employees on the exercise of options for cash consideration and 1,005,354 (2010 – 311,439) shares were issued to directors, officers and employees on exercise by way of a cashless share option exercise. In conjunction with the exercise of the options using the cashless option provision, 1,086,313 options were cancelled (2010 – 388,561).

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
Year ended December 31, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

A summary of the share options exercisable and outstanding at December 31, 2011 was as follows:

Exercise price range (CAD$)	Number of Options Outstanding	Weighted average remaining life of options (years)	Number of Options Exercisable	Weighted average remaining life of options (years)
0.83 - 1.93	2,822,863	2.23	2,472,863	1.91
1.94 - 2.32	2,842,000	2.42	2,692,000	2.35
2.33 - 2.53	2,765,550	4.04	1,240,553	3.75
2.54 - 3.21	2,641,087	2.51	1,871,086	1.68
3.22 - 10.44	3,150,319	1.39	2,725,319	0.98
	14,221,819	2.49	11,001,821	1.96

Weighted average assumptions used in calculating fair value of options granted during the year using Black-Scholes model were as follows:

	2011	2010
Risk-free interest rate	1.62%	2.31%
Expected Dividend yield	nil	nil
Expected volatility	100%	108%
Weighted average expected life of the options (months)	35	54

For the year ended December 31, 2011, the compensation expense for share options totalled $5.2 million (2010 - $5.5 million), which was included in the Statements of Comprehensive Income (Loss) and credited to share-based payments reserve.

	For the year ended December 31,
	2011	2010
Mining & processing	$205	$601
Exploration expenditures	509	166
Administration	4,503	4,708
	$5,217	$5,475

iii.	Earnings per Share

	2011			2010
	Net earnings	Shares	Per share amount	Net earnings	Shares	Per share amount
Shares outstanding at January 1	–	197,621,466	–	–	193,704,778	–
Effect of share options exercised	–	1,507,064	–	–	538,767	–
Effect of warrants exercised	–	2,913,070	–	–	884,317	–
Effect of shares issued related to Creston acquisition	–	22,646,481	–	–	–	–
Effect of private placement	–	732,684	–	–	–	–
Basic net earnings per share	$91,691	225,420,765	$0.41	$(139,223)	195,127,862	$(0.71)
Effect of dilutive securities:
Share options	–	2,111,716	–	–	–	–
Warrants	$(35,725)	10,731,134	–	$–	–	–

Diluted net earnings per share	$55,966	238,263,615	$0.23	$(139,223)	195,127,862	$(0.71)

For the year ended December 31, 2011 no outstanding stock options and warrants were excluded from the calculation of diluted earnings per share because they were anti-dilutive (2010 - 31,516,549).

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
Year ended December 31, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

20.	Related Party Transactions

The immediate and ultimate parent and ultimate controlling party of the Company is Mercator Minerals Limited, incorporated in British Columbia.

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the Company and other related parties are disclosed below.

The details of the Company’s entities and ownership interests are:

		Ownership Interest
Company	Country of Incorporation	December 31, 2011	December 31, 2010	January 1, 2010
Stingray Copper Inc.	Canada	100%	100%	100%
Mercator Mineral Park Holdings Ltd.	Canada	100%	100%	100%
Mineral Park Inc.	USA	100%	100%	100%
Recursos Stingray S.A. de C.V.	Mexico	100%	100%	100%
Minera Stingray S.A. de C.V.	Mexico	100%	100%	100%
Mercator Minerals (Barbados) Ltd.	Barbados	100%	100%	100%
Lodestrike Resources Ltd.	Canada	100%	100%	100%
Bluefish Energy Corporation	USA	100%	100%	100%
Mercator Minerals (USA) Ltd.	USA	100%	100%	100%
Creston Moly Corp.	Canada	100%	-	-
Creston Miningt Corp.	Canada	100%	-	-
Exploraciones Global S.A. de C.V.	Mexico	100%	-	-
Tenajon Resources Corp.	Canada	100%	-	-

The Company entered into the following transactions with related parties not disclosed elsewhere in these consolidated financial statements:

a.
Included in accounts payable as at December 31, 2011 was $2.6 million (December 31, 2010 - nil) due to a former director and officer in connection with his retirement and resignation from the Company.  Subsequent to December 31, 2011 this amount was paid to the former director and officer.

b.	Legal fees - the Company paid or accrued $0.2 million (2010 – $0.2 million) for legal services rendered during the period by a law firm of which a director of the Company is a partner.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Related parties include directors and officers and companies with common management and directorships.

Compensation of Key Management Personnel
In addition to their salaries, the Company also provides non-cash benefits to directors and executive officers. Executive officers also participate in the Company’s share option program (see note 19). Executive officers include the CEO, CFO, VP’s, Corporate Secretary, Project Engineer, and Manager of Environmental Affairs.

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
Year ended December 31, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

During the period, compensation of key management personnel comprised:

	December 31, 2011	December 31, 2010

Short-term employee benefits	$2,056	$1,704
Post-employee benefits	7	–
Termination benefits	2,575	–
Share-based program	3,701	3,589
	$8,339	$5,293

During the period, total employee benefit expense comprised:

	December 31, 2011	December 31, 2010

Short-term employee benefits	$28,761	$19,268
Post-employee benefits	7	–
Termination benefits	2,575	–
Share-based program	5,217	5,475
	$36,560	$24,743

21.	Income Taxes

The following is a reconciliation of income taxes calculated at the combined statutory tax rate to the income tax expense for the years ended December 31, 2011 and 2010.

	2011	2010
Net earnings before tax	$110,416	$(137,518)
Canadian statutory tax rate	26.5%	28.5%
Income tax expense computed at statutory tax rate	29,260	(39,193)
Reconciling items:
Non-taxable (gain) loss on share purchase warrants	(9,472)	7,180
Non-deductible expenses	1,417	2,856
Effect of different foreign statutory tax rates on earnings of subsidiaries	17,484	(7,849)
Change in unrecognized deferred income tax asset	(20,392)	36,224
Other	428	2,487
Income tax expense	$18,725	$1,705
Effective tax rate	16.96%	-1.24%

Current income tax expense	2,628	342
Deferred tax (benefit) expense	16,097	1,363
Income tax expense	$18,725	$1,705

The change for the year in the Company's net deferred tax position was as follows:

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
Year ended December 31, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

Net deferred tax asset (liability)	2011	2010
Balance at January 1	$–	$1,363
Deferred income tax (expense) recovery in the income statement	(16,097)	(1,363)
Net balance at December 31	$(16,097)	$–

The composition of the Company's deferred income tax assets and liabilities is as follows:

Type of temporary difference	Deferred tax assets		Deferred tax liabilities
	2011	2010	2011	2010
Capital assets	$-	$–	$(85,787)	$(28,820)
Loss carryforwards	43,946	21,663	–	–
Provision for site reclamation	1,050	–	–	–
Other deductable temporary differences	1,764	–	–	–
Inventory	7,126	–	–	–
Derivative liabilities	15,804	7,157	–	–
	$69,690	$28,820	$(85,787)	$(28,820)

Unrecognized deferrred tax assets	2011	2010
Loss carryforwards	$15,321	$10,754
Other deductible temporary differences	5,034	49,633
Total unrecognized deferred tax asssets	$20,355	$60,387

Deferred tax assets are recognized to the extent that the realization of the related tax benefit through future taxable profits is probable.  The ability to realize the tax benefit of these assets is dependent upon numerous factors, including the future profitability of operations in the jurisdictions in which the tax losses arose.

As at December 31, 2011, the Company had tax losses of:

	Total Tax Loss	Expire Between
Canadian	$32,926	2014 and 2031
United States	112,023	2014 and 2031
Mexico	20,586	2012 and 2021
Barbados	24,419	2017 and 2020

At December 31, 2011, the Company had deductible temporary differences other than tax losses of $18,965 for which deferred tax assets have not been recognized.

Temporary difference associated with investments in subsidiaries
The aggregate amount of taxable temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized, as at December 31, 2011, is $22,970.

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
Year ended December 31, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

22.	Financial Instruments

a)	Fair Value of Financial Instruments

The Company’s financial instruments include cash and cash equivalents, marketable securities, accounts receivable, environmental and land reclamation bonds, accounts payable and accrued liabilities, equipment loans, pre-construction credit facilities, credit facilities and derivatives (including net proceeds interest liability and share purchase warrants).

The fair values of cash and cash equivalents, receivables, accounts payable and accrued liabilities, approximate carrying value because of the short term nature and high liquidity of these instruments.

Fair value of environmental and land reclamation bonds approximates their carrying value based on current interest rates and high liquidity. Forward copper contracts and interest rate swaps are stated at fair value based on current market prices and interest rates, respectively adjusted for the Company’s credit risk.

The fair value for the long-term debt, project financing, the Creston PCF, equipment loans and net proceeds interest approximates book value using current rates of interest.  The fair value of the long-term debt, project financing and the Creston PCF as at December 31, 2010 was approximately $128.0 million, $20.2 million and $nil, respectively).

In evaluating fair value information, considerable judgment is required to interpret the market data used to develop the estimates. The use of different market assumptions and valuation techniques may have a material effect on the estimated fair value amounts. Accordingly, the estimates of fair value presented herein may not be indicative of the amounts that could be realized in a current market exchange.

IFRS 7, establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As at December 31, 2011 and December 31, 2010, the fair value hierarchy of financial instruments measured at fair value is as follows:

	2011		2010
	Level 1	Level 2	Level 1		Level 2
Financial Assets
Land reclamation bond	$–-	$1,364		$–	$1,351
Environmental bond	–	2,164	–	–	2,151
Marketable securities	–	–		683	–
Financial Asset total	$–	$3,528		$683	$3,502

Financial Liabilities
Derivative Instruments	$–	$40,011		$–	$111,870
Share purchase warrants	599	10,343		–	51,961
Financial Liabilities total	$599	$50,354		$–	$163,831

The Company uses valuation models to determine the fair value of its derivative instruments. The inputs to these models are primarily external observable inputs such as forward prices for copper and forward interest rate curves. The fair value of share purchase warrants is based on external information obtained from the trading activity of these instruments on the open market.

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
Year ended December 31, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

The Company does not have Level 3 inputs as described in the Company’s accounting policies.

a)	Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks.

Management's close involvement in the operations allows for the identification of risks and variances from expectations. The Company uses fixed rate interest swaps to mitigate 50% of its risk exposure to volatility in interest rates on its non-revolving credit facilities. The Company has no classified hedging transactions. The Company has collateral on its credit facilities, PCF, project financing, and equipment loans (Notes 11, 14 and 15).

The Board approves and monitors the risk management processes. The Board's main objectives for managing risks are to ensure liquidity, the fulfillment of obligations, the continuation of the Company's mining operations and capital expansion at Mineral Park Mine and exploration and development at El Pilar and the El Creston projects, and limited exposure to credit and market risks. There were no changes to the objectives or the process from the prior year.

The type of risk exposure and the way in which such exposure is managed is provided as follows:

i.	Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, restricted cash, accounts receivable, income taxes recoverable, and environmental and land reclamation bonds.  Cash and cash equivalents are also subject to concentration risk given that significant balances are maintained in limited bank accounts.  In addition, as the Company’s revenues are derived from sales to a limited number of customers, accounts receivable concentration risk exists. To mitigate credit risk exposure on cash related financial assets, balances are maintained with high-credit quality financial institutions.

In addition, as the Company’s revenues are derived from sales to a limited number of customers, accounts receivable concentration risk exists. To mitigate exposure to credit risk on accounts receivables, the Company has established policies to limit the concentration of credit risk, and to monitor ongoing exposure to individual customers to ensure counterparties demonstrate minimum acceptable credit worthiness, and to ensure liquidity of available funds.  The Company’s customers are large, multinational operations which have conducted business for a number of years.  The historical level of customer defaults is minimal and, as a result, the credit risk associated with copper and molybdenum trade receivables at December 31, 2011 is not considered to be significant. As at December 31, 2011 there were no material amounts overdue or impaired. The Company does not invest in asset-backed deposits or investments and does not expect any credit losses.

ii.	Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with its financial liabilities when they become due.  As at December 31, 2011, the Company had a working capital deficiency of $116.3 million (December 31, 2010 – working capital deficiency of $10.0 million; January 1, 2010 – working capital of $45.7 million).

The working capital deficiency at December 31, 2011 includes $88.4 million (Credit Facilities), $15.7 million (Project Financing), and $2.1 million (Equipment Loans) for the long term portions of these loans that were required to be classified as a current liability as at December 31, 2011.

Due to certain breaches in these loan covenants at December 31, 2011, the Company is required to classify the non-current portions of these debt arrangements as current liabilities. The Company has subsequently obtained the required waivers from the lending institutions under its Credit Facilities and Project Financing and is no longer in breach of these debt arrangements.

The working capital deficiency at December 31, 2011 also includes certain overdue accounts payable totaling $20.8 million. During 2011, the Company experienced a delay in completion of the Phase 2 expansion at Mineral Park Mine and incurred costs in excess of the planned capital project costs. This resulted in a delay in achieving the expected incremental increase in sales and resulted in an increase in overdue accounts payable. Management has had discussions with certain

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
Year ended December 31, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

vendors and has verbally agreed to suitable payment arrangements with respect to the overdue amounts. Management anticipates the incremental increase in sales revenue from the Phase 2 expansion to generate sufficient cash flow to become current with all vendors by the third quarter of 2012.  There can be no assurances the Company will be able to meet its planned operating results or that the Company’s vendors will not demand repayment of the overdue amounts.

The Company anticipates incurring substantial expenditures to further its capital development programs; particularly those related to the development of the El Pilar Property acquired as part of the Stingray acquisition and the El Creston project acquired as part of the Creston acquisition.

The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company maintains adequate cash balances and credit facilities in order to meet short and long term business requirements, after taking into account cash flows from operations and possible new external financing believes that these sources will be sufficient to cover the likely short and long term cash requirements.

Prudent management of liquidity risk requires the regular review of existing and future covenants to meet expected expenditures and possible contingencies. The Company believes that profits generated from the new mill at its Mineral Park Mine and external financing are sufficient to meet its financial commitments and comply with covenants on the Company’s debt arrangements going forward (Notes 11, 14 and 15).

	Total	2012	2013-2014	2015-2016	Thereafter
Non-derivative financial liabilities
Accounts payable	$49,472	$49,472	$–	$–	$–
Credit facilities	110,954	19,048	68,095	23,811	–
Pre-construction credit facility	24,582	–	24,582	–	–
Project financing	19,098	2,976	5,953	5,953	4,216
Equipment loan	4,136	2,006	1,983	147	–
	$208,242	$73,502	$100,613	$29,911	$4,216

Derivative financial liabilities
Copper forward contract	$38,760	$10,804	$19,127	$8,829	$–
Interest rate swap	1,251	605	590	56	–
	$40,011	$11,409	$19,717	$8,885	$–

iii.	Market Risk

The significant market risk exposures to which the Company is exposed are currency risk, interest rate risk, and commodity price risk.

Currency risk
Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. The Company’s mining and processing costs as well as a majority of other operating and administration costs are primarily incurred in US dollars as the Company’s producing mine is located in the State of Arizona.  The Company’s operations in Canada and Mexico make it subject to foreign currency fluctuations. Exploration expenses related to the El Pilar and El Creston projects are incurred in Mexican Pesos (“MNX”) and certain corporate office expenses are incurred in Canadian dollars (“CDN”). The Company’s common shares, stock options to purchase common shares, and share purchase warrants are denominated in Canadian dollars, and generally share issuance costs as also in CDN. While the fluctuation of the US dollar in relation to these currencies will have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity and or financial liabilities, management believe that foreign exchange risk derived from currency conversions is not significant. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
Year ended December 31, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

	December 31, 2011		December 31, 2010		January 1, 2010
	Canadian $	Mexican peso	Canadian $	Mexican peso	Canadian $	Mexican peso
Cash and cash equivalents	$15,802	$462	$4,905	$61	$4,261	$50
Restricted cash	2,609	–	–	–	–	–
Accounts receivable	989	7,679	20	3,295	21	2,329
Prepaid expense	49	374	–	22	–	22
Marketable securities	–	–	679	–	313	–
	$19,449	$8,515	$5,604	$3,378	$4,595	$2,401

Accounts payable	$(3,618)	$(1,370)	$(96)	$(232)	$(2,068)	$(1,510)
Pre-construction credit facility	(24,678)	–	–	–	–	–
	$(28,296)	$(1,370)	$(96)	$(232)	$(2,068)	$(1,510)

Interest rate risk
Interest rate risk is the risk that the fair values and future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates.  In respect of financial assets, the Company’s policy is to invest cash at fixed rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates affect the value of cash equivalents. The Company manages risk by monitoring changes in interest rates in comparison to prevailing market rates. As at December 31, 2011 the Company held substantially all of its cash and cash equivalents in interest accounts and guaranteed investment certificates. In respect of financial liabilities, the Company is exposed to interest rate risk on its variable rate long-term debt and project financing loan facilities.  The Company’s revolving and non-revolving credit facilities carry an interest rate spread of United States dollar one-month LIBOR plus 3.5% to 4.5%.  The Company manages the variable interest rate risk of the non-revolving credit facility with an interest rate swap contract to exchange the LIBOR exposure on interest payments for a fixed rate of 2.38% on 50% of the non-revolving credit facility.

In 2010, the Company also entered into a credit facility to finance the purchase of the power generating facility for the Mill Phase 2 at Mineral Park Mine. This credit facility bears an interest rate of one month United States dollar LIBOR plus 3%.

Commodity price risk
The Company is exposed to commodity price risk given that its revenues are derived from the sale of metals especially copper and molybdenum, the prices for which have been historically volatile.   The value of the Company’s mineral resource properties depends on the price of copper, molybdenum, silver and the outlook for the minerals. At December 31, 2011 the market price for copper and molybdenum was $3.43 and $13.40 per pound, respectively.

Commodity prices are affected by numerous factors outside of the Company's control, including, but not limited to, market fluctuations, government regulations relating to prices, taxes, royalties, allowable production, imports, exports, supply, industrial and retail demand, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to copper, molybdenum and silver.

The value of trade receivables depends on changes in metal prices over the quotation period. The profitability of the Company's operations is highly correlated to the market price of copper, molybdenum and silver. If metal prices decline for a prolonged period below the cost of production of the Company's Mineral Park Mine, it may not be economically feasible to continue production.

The Company manages this risk by entering into forward sale agreements with various counterparties, both as a condition of certain debt facilities (Note 11) as well as to mitigate commodity price risk. Currently the Company has in place derivative contracts for the sale of copper concentrate from its Mineral Park Mine which it entered into with the providers of Credit Facilities. Additionally, it has sold forward to Silver Wheaton Corporation the silver production (Note 18) from the Mineral Park Mine.

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
Year ended December 31, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

23.	Capital Management

There has been no significant change in the Company’s objectives, policies and processes for managing its capital, including items the Company regards as capital, during the year ended December 31, 2011. At December 31, 2011, the Company expects its capital resources and projected cash flows from continuing operations to support its normal operating requirements on an ongoing basis. Planned development and exploration of its mineral properties and other expansionary plans will likely be financed as the Company’s activities have been financed historically, through the sale and issuance of shares and other securities by way of private placements or through commercial financing arrangements.  At December 31, 2011, the Company is subject to externally imposed capital requirements under its Credit Facilities, Project Financing and certain equipment loans (Notes 11, 14 and 15).

24.	Operating Segments

The Company has determined it operates in two geographic segments. Operation of mineral properties and extraction of copper and molybdenum occurs in the United States of America and exploration and development of mineral properties occurs principally in Mexico. All revenue, inventory and long-term assets in 2011 and 2010 were related to the reporting segment in the United States. The Company’s El Pilar and El Creston long-term exploration assets are located in the reporting segment in Mexico.

All revenue is attributable to external customers in the United States.

The percentage of revenues derived from the Company’s largest customers is as follows:

Customer	Year ended December 31,
Rank	2011	2010
First	40%	42%
Second	39%	38%
Third	14%	14%
Others	7%	6%
Total	100%	100%

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
Year ended December 31, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

25.	Events after the Reporting Period

In finalizing the consolidated financial statements, the Company determined that it had breached certain of its covenants under each of its Credit Facilities (note 11), Project Financing (note 14) and Equipment Loans (note 15) as at December 31, 2011. Therefore, the working capital deficiency at December 31, 2011 includes $88.4 million (Credit Facilities), $15.7 million (Project Financing), and $2.1 million (Equipment Loans) for the non-current portions of these debt arrangements that were required to be classified within current liabilities as at December 31, 2011. The Company has subsequently obtained the required waivers from the lending institutions under its Credit Facilities and Project Financing and is no longer in breach of these debt arrangements.

26.	Transition to International Financial Reporting Standards

As stated in Note 2, these are the Company’s first consolidated financial statements prepared in accordance with IFRS.  The accounting policies described in Note 3 have been applied in preparing the financial statements for the year ended December 31, 2011, the comparative information presented in these financial statements for the year ended December 31, 2010 and in the preparation of consolidated statements of financial position as at January 1, 2010 and December 31, 2010.  January 1, 2010 was the Company’s date of transition to IFRS (the “date of transition”).

In preparing its consolidated statements of financial position in accordance with IFRS, the Company has adjusted amounts previously reported in financial statements prepared in accordance with Canadian GAAP. An explanation of how the transition from previous Canadian GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

Transition date exemptions

IFRS 1 sets forth guidance for the initial adoption of IFRS.  Under IFRS 1, the standards are applied retrospectively at the transition date with all adjustments to assets and liabilities recognized in deficit, unless certain exemptions are applied.

The Company has applied the following exemptions to its opening statement of financial position as at January 1, 2010:

1.
Business Combinations – IFRS 1 permits the first-time adopter to not apply IFRS 3, Business Combinations (“IFRS 3”) retrospectively to business combinations that occurred before the transition date. The use of this IFRS 1 exemption does not preclude a review of the terms of past acquisitions to identify any assets or liabilities that would need to be recognized or derecognized under IFRS. The exemption also applies to transactions which were accounted for as asset acquisitions under Canadian GAAP but which meet the definition of a business under IFRS.

The Company elected to apply this exemption as at the date of transition and thereby has not restated business combinations that occurred prior to January 1, 2010. As described in Note 25 (b) below, review of a past business combination to identify whether there are assets or liabilities that would need to be recognized or derecognized under IFRS resulted in the recognition of an additional $1.1 million liability representing the outstanding consideration to be paid for acquisition of the Mineral Park Inc.

2.
Borrowing costs – IAS 23, Borrowing Costs, requires the capitalization of borrowing costs directly attributable to the acquisition, construction or production of qualifying assets.  For example, certain items of plant and equipment that take a substantial time to complete would represent a qualifying asset.  IFRS 1 provides an exemption whereby the Company may apply requirements of IAS 23 prospectively from the transition date.  The Company has taken this exemption and elected to commence capitalization of borrowing costs for qualifying assets on January 1, 2010.  Borrowing costs expensed prior to January 1, 2010 under Canadian GAAP were not capitalized.

3.
Share-based payment transactions – This exemption permits the first-time adopter to not apply IFRS 2, Share-based Payments (“IFRS 2”) to equity instruments that vested before the date of transition or any unvested equity instruments that were granted prior to November 7, 2002. The Company has elected not to apply IFRS 2 to awards

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
Year ended December 31, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

that vested prior to January 1, 2010. The adjustment to equity arising from the application of IFRS 2 to awards not vested as at the date of transition is described in Note 25 (f) below.

4.
Decommissioning liabilities included in the cost of property, plant and equipment – Under IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities (“IFRIC 1”), certain changes in a decommissioning, restoration or similar liability are added to or deducted from the cost of the asset to which the liability relates. This exemption provides the option to not apply these requirements to changes in such liabilities that occurred before the date of transition and instead re-measure them in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and adjust the historical cost and accumulated depreciation of the related assets to reflect the adoption of IFRIC 1 at the date of transition. The Company has elected to apply this exemption.  The $4.1 million adjustment to assets and liabilities arising from the application of this exemption as at the date of transition are described in Note 25 (a) below.

IFRS 1 also outlines specific guidelines that a first-time adopter must adhere to under certain circumstances.  In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition must be consistent with the estimates made for the same date under previous GAAP, unless there is new objective evidence that the estimates were in error.  The Company’s IFRS estimates as of January 1, 2010 and December 31, 2010 are consistent with its Canadian GAAP estimates for the same dates.

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
Year ended December 31, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

Reconciliation of equity and comprehensive loss as previously reported under Canadian GAAP to IFRS

IFRS 1 requires an entity to provide a reconciliation of equity, loss and comprehensive income (loss) for comparative periods reported under previous GAAP.  The following tables and notes provide such reconciliation and provide details on the impact of adoption of IFRS on amounts previously reported by the Company under Canadian GAAP.

Consolidated statements of financial position
		Canadian GAAP as reported	Effect of Transition to IFRS	IFRS	Canadian GAAP as reported	Effect of Transition to IFRS	IFRS
	Note	December 31, 2010			January 1, 2010
Current Assets
Cash and cash equivalents		$36,156	$–	$36,156	$62,185	$–	$62,185
Restricted cash		10,000	–	10,000	–	–	–
Accounts receivable		22,271	–	22,271	7,622	–	7,622
Inventories	h	16,582	4,270	20,852	15,343	5,895	21,238
Prepaid expenses		1,794	–	1,794	1,011	–	1,011
Income taxes recoverable		2,174	–	2,174	5,608	–	5,608
Marketable securities		683	–	683	299	–	299
Total Current Assets		89,660	4,270	93,930	92,068	5,895	97,963

Mineral properties, plant and equipment	a,b,c,d	326,834	(1,616)	325,218	278,571	(1,309)	277,262
Inventories	g	4,270	(4,270)	–	5,895	(5,895)	–
Environmental bond		2,151	–	2,151	2,134	–	2,134
Land reclamation bond		1,351	–	1,351	1,324	–	1,324
Deferred income tax asset	d	-	–	–	1,068	295	1,363
Total Assets		$424,266	$(1,616)	$422,650	$381,060	$(1,014)	$380,046

Current Liabilities
Accounts payable and accrued liabilities	b	$21,752	$(293)	$21,459	$17,897	$–	$17,897
Long term debt		19,048	–	19,048	30,000	–	30,000
Derivative instruments		40,232	–	40,232	–	–	–
Project financing		1,736	18,060	19,796	–	–	–
Equipment loans		2,095	–	2,095	3,220	–	3,220
Net proceeds interest	b	–	293	293	–	–	–
Deferred revenue		987	–	987	1,172	–	1,172
Total Current Liabilities		85,850	18,060	103,910	52,289	–	52,289

Non-Current Liabilities
Long-term debt	e	107,793	(2,053)	105,740	84,387	(3,238)	81,149
Derivative instruments		71,637	–	71,637	–	–	–
Share purchase warrants	f	–	51,961	51,961	–	29,373	29,373
Project financing	e,h	18,467	(18,467)	–	–	–	–
Equipment loans		3,966	–	3,966	4,438	–	4,438
Net proceeds interest	b	–	905	905	–	1,077	1,077
Provision for site reclamation and closure	a	2,360	5,076	7,436	2,513	4,093	6,606
Deferred revenue		39,162	–	39,162	40,436	–	40,436
Deferred income tax liability	d	6,612	(6,612)	–	4,816	(4,816)	–
Total Liabilities		335,847	48,870	384,717	188,879	26,489	215,368

Equity
Share capital
Issued	f	220,885	14,177	235,062	213,063	12,780	225,843
Share-based payment reserve	f	38,719	(10,952)	27,767	35,228	(10,336)	24,892
Accumulated other comprehensive income		384	–	384	–	–	–
Deficit	i	(171,569)	(53,711)	(225,280)	(56,110)	(29,947)	(86,057)
Total Equity		88,419	(50,486)	37,933	192,181	(27,503)	164,678
Total Liabilities and Equity		$424,266	$(1,616)	$422,650	$381,060	$(1,014)	$380,046

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
Year ended December 31, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

Consolidated statements of comprehensive loss

		Canadian GAAP as reported	Effect of Transition to IFRS	IFRS
	Note	Year ended December 31, 2010
Revenue
Copper revenue		$109,323	$–	$109,323
Molybdenum revenue		70,323	–	70,323
Silver revenue		2,644	–	2,644
Other revenue		274	–	274
Total Revenue		182,564	–	182,564

Cost of sales
Mining and processing	(c)(f)	102,147	6	102,153
Freight, smelting & refining		27,390	–	27,390
		129,537	6	129,543
Gross profit		53,027	6	53,021

Exploration expenditures	(f)	2,667	(18)	2,649
Administration	(c)(f)	22,944	(66)	22,878
		25,611	(84)	25,527
Operating profit		27,416	78	27,494
Other income (expense)
Finance expense	(e)	(10,751)	(1,513)	(12,264)
Finance income		149	–	149
Loss on long-term debt extinguishment	(e)	(10,773)	(2,776)	(13,549)
Long-term debt transaction costs	(e)	(2,930)	2,930	–
Realized loss on derivative liabilities		(4,852)	–	(4,852)
Unrealized loss on derivative instruments		(111,870)	–	(111,870)
Unrealized loss on share purchase warrants	(f)	–	(23,528)	(23,528)
Foreign exchange income (loss)		902	–	902
Income (loss) before income taxes		(112,709)	(24,809)	(137,518)
Income taxes expense (recovery)
Current		345	–	345
Future	(d)	2,405	(1,045)	1,360
		2,750	(1,045)	1,705
Net Income (loss) for the period		(115,459)	(23,764)	(139,223)

Other comprehensive income (loss)
Unrealized gain on marketable securities		384	–	384
Comprehensive income (loss) for the period		(115,075)	(23,764)	(138,839)

Deficit, beginning of period		(56,110)	(29,947)	(86,057)
Deficit, end of period		$(171,185)	$(53,711)	$(225,280)

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
Year ended December 31, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

Cash Flows

The adoption of IFRS has had no impact on the net cash flows of the Company.  The presentation of the cash flow statement in accordance with IFRS differs from the presentation of cash flow statement in accordance with Canadian GAAP. The changes made to the consolidated statements of financial position and consolidated statements of comprehensive loss have resulted in the reclassification of amounts on the consolidated statements of cash flows. IAS 7, Statement of Cash Flows, requires that cash flows relating to finance costs/interest and income tax to be separately presented within the relevant cash flow categories. Under Canadian GAAP these amounts were previously excluded from the reconciliation of changes in net cash flows and instead disclosed as part of the notes to the consolidated financial statements. These amounts have been included in the reconciliation of ‘cash flows from operating activities’ within the consolidated statement of cash flows under IFRS.

Notes to the reconciliation of equity and comprehensive loss as previously reported under Canadian GAAP to IFRS

Change in mineral properties, plant and equipment

	Note	December 31, 2010	January 1, 2010
Mineral Properties, Plant and Equipment
Recognition and amortization of site reclamation and closure asset	a	$4,453	$4,093
Reversal of Canadian GAAP accrual for net proceeds interest	b	(293)	–
Additional depreciation of plant and equipment after componentization	c	(960)	(586)
Reversal of the effect of deferred tax recognized on acquisition of mineral
properties, plant and equipment	d	(4,816)	(4,816)
		$(1,616)	$(1,309)

(a)	Provision for site reclamation and closure

Under IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), a change in the current market based discount rate will result in a change in the measurement of this provision, whereas under Canadian GAAP, discount rates are not changed unless there is an increase in the estimated future cash flows in which case the incremental cash flows are discounted at current market based rates.  In addition, under Canadian GAAP, a credit adjusted risk free discount rate is used whereas under IFRS, the discount rate reflects the current market assessments of the time value of money and the risks specific to the liability. As a result, the provision for site reclamation and closure has been re-measured as at the date of transition.

(b)	Net proceeds interest

The Company’s net proceeds liability represents a contingent consideration payable on the acquisition of Mineral Park Inc.  Under Canadian GAAP, the Company recognized a net proceeds interest liability of $568,152 upon acquiring all the issued and outstanding common shares of Mineral Park Inc. Any amounts paid in excess of the $568,152 originally recognized as a liability were recorded as a mineral property cost when paid.  No liability was recorded for amounts not yet paid.

Under IAS 39, Financial Instruments: Recognition and Measurement, a net proceeds liability representing a contingent consideration payable on acquisition of Mineral Park Inc. has been recognized in full and measured at fair value on transition to IFRS.  An adjustment was made at December 31, 2010 to reverse the accrual recognized under Canadian GAAP resulting in a corresponding reduction in the carrying value of mineral properties.

(c)	Depreciation of property and equipment

Under Canadian GAAP, the Company had followed a practice of depreciating property and equipment at the individual asset level over their estimated useful lives. IAS 16, Property, Plant and Equipment (“IAS 16”), requires that significant components of each asset are separately identified and depreciated based on their respective estimated useful lives. The Company reviewed componentization of its mineral properties, plant and equipment, and identified certain additional

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
Year ended December 31, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

components.  Retroactive application of requirements of IAS 16 to separately depreciate such components resulted in a decrease in carrying amounts of mineral properties, plant and equipment, increase in amortization and depreciation expense and accumulated deficit.

Year Ended December 31, 2010
Consolidated statement of comprehensive income
Amortization and depreciation of mineral property, plant and equipment:
Additional amortization of site closure and reclamation obligation related asset	$164
Additional depreciation of plant and equipment after componentization	374
$538

(d)	Tax effect of opening statement of financial position adjustments

As described in Note 21 above, an additional provision was recognized at the date of transition in relation to the Company’s acquisition of Mineral Park Inc. This has resulted in the recognition of a deferred tax asset based on a 27.4% effective tax rate as at the date of transition. A full valuation allowance was recognized against this asset as at December 31, 2010.

Under IFRS there is an initial recognition exemption for temporary differences arising from assets or liabilities subject to a transaction that is not a business combination and, at the time of the transaction, do not affect profit and loss for accounting or tax purposes. No such exemption is available under Canadian GAAP. On transition to IFRS, a tax liability associated with the acquisition of an asset that did not constitute a business combination was reversed with an associated reduction of mineral properties.

(e)	Debt issuance transaction costs

Under Canadian GAAP, the Company’s policy was to expense the transaction costs related to the debt issuance. Under IFRS, these costs must be included in the carrying amount of debt and recognized in finance expense over the term to maturity of the debt using the effective interest rate method. This change resulted in an increase in the carrying amount of debt, finance expense and loss on early debt extinguishment.

(f)	Re-measurement of unvested share options and reclassification of share purchase warrants

Share-based payment reserve:	December 31, 2010	January 1, 2010
Remeasurement of unvested share options	$(578)	$38
Reclassification of share purchase warrants from equity to liabilities	(10,374)	(10,374)
	$(10,952)	$(10,336)

As allowed by Canadian GAAP, the Company made a single fair value estimate for  all tranches included in a given grant of share purchase options and recognized share-based payments expensed over the vesting pattern of a grant taken as a whole and recognized the impact of actual forfeitures as they occurred. Under IFRS 2, Share-based Payment (“IFRS 2”), individual tranches of an equity issuance are to be treated as separate grants, measured at their respective fair value and recognized in expense over their respective vesting pattern. Forfeitures have to be estimated and incorporated in measurement of fair value of stock-based awards at the time that equity instruments were granted.  This has resulted in differences in the amount of share-based payments expense that is recognized under IFRS with corresponding adjustments to share-based payment reserve.

At January 1, 2010, 22,669,962 non-brokers warrants were outstanding and exercisable at a weighted average exercise price of CAD$1.79.  As the exercise price of the warrants is fixed in Canadian dollars and the functional currency of the Company is the US dollar, the conversion option is considered a derivative as the Company will receive a variable amount of cash when the warrants are exercised.  Accordingly, the warrants are recorded as a financial liability and stated at fair value at the end of each period.  Under Canadian GAAP, these instruments were considered equity instruments and changes

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
Year ended December 31, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

in fair value subsequent to initial recognition were not recognized.  This resulted in a $12.8 million increase to share capital as at the date of transition and a $1.4 million increase in share capital as at December 31, 2010 in relation to warrants exercised prior to the date of transition.

(g)	Classification of inventory

Under IAS 1, current assets include assets that are sold, consumed or realised as part of the normal operating cycle even when they are not expected to be realised within twelve months after the reporting period.

(h)	Classification of debt

Due to certain breaches of loan covenants as at December 31, 2010, under IAS 1, the Company is required to classify the total amount of the Project Financing as a current liability.

(i)	Adjustments impacting deficit

The below changes (increased) decreased the accumulated deficit of the Company:

	December 31, 2010	January 1, 2010
Deficit
Impact of unwinding the discount of site reclamation and closure provision due to passage of time, net of amortization of related asset	$(623)	$–
Re-measurement of unvested share options	578	(38)
Re-measurement of share purchase warrants at fair value	(55,763)	(31,779)
Impact of inclusion of transaction costs in carrying amount of debt on finance expense	5,235	3,238
Impact of inclusion of transaction costs in carrying amount of debt on loss from early debt extinguishment	(2,776)	–
Recognition of contingent consideration in purchase of Mineral Park, Inc.	(1,077)	(1,077)
Re-measurement of contingent consideration in purchase of Mineral Park Inc. and change in estimate	(121)	–
Impact of additional componentization of plant and equipment	(960)	(586)
Income taxes	1,796	295
	$(53,711)	$(29,947)